FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Dated August 5, 2003

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 5, 2003

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Media Relations CREDIT SUISSE GROUP P.O. Box 1 CH-8070 Zurich Telephone +41-1-333 8844 Fax +41-1-333 8877 e-mail media.relations@credit-suisse.com

CREDIT SUISSE GROUP DOUBLES NET PROFIT IN THE SECOND QUARTER 2003 TO CHF 1.3 BILLION AND REPORTS NET PROFIT OF CHF 2.0 BILLION FOR THE FIRST HALF 2003

Both Business Units Report Significantly Improved Results

Financial Highlights

in CHF million	2Q2003	1Q2003	Change in %	6 months	Change in %
			vs 1Q2003	2003	vs 6m 2002

Operating income	7,549	7,024	7	14,573	-9

Operating expenses	5,071	5,020	1	10,091	-23

Net profit	1,346	652	106	1,998	n/a

Return on equity in %	18.5	9.2	101	13.8	n/a

Earnings per share (in CHF)	1.09	0.53	106	1.62	n/a

n/a: not applicable

Zurich, August 5, 2003 – Credit Suisse Group today announced a net profit of CHF 1.3 billion for the second quarter of 2003 and a net profit of CHF 2.0 billion for the first half of 2003. Net profit for the second quarter of 2003 was more than double that of the first quarter of 2003. Credit Suisse First Boston achieved solid results in the second quarter of 2003, driven by strong performance in the Institutional Securities segment. At Credit Suisse Financial Services, both Private Banking and Corporate & Retail Banking increased their operating income substantially, while Winterthur’s results continued to improve in the second quarter of 2003, with reduced administration costs in both insurance segments.

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Oswald J. Grübel, Co-CEO of Credit Suisse Group and Chief Executive Officer of
Credit Suisse Financial Services, stated, "The doubling of the Group’s net profit in the second quarter of 2003 demonstrates the underlying strength of our businesses. I am pleased that all segments of Credit Suisse Financial Services again reported stronger results compared with the first quarter of 2003, reflecting healthier operating income and the success of our efficiency measures."

John J. Mack, Co-CEO of Credit Suisse Group and Chief Executive Officer of Credit Suisse First Boston, said, "Credit Suisse First Boston’s results firmly underscore its top-line momentum in the second quarter of 2003 and the strength of its franchise. Although many markets remain challenging, we are both confident that the Group will continue to make progress towards its goal of achieving sound profitability in 2003.”

Group Results: Second Quarter of 2003
Credit Suisse Group reported a net profit of CHF 1.3 billion in the second quarter of 2003. The second quarter 2003 net profit increased CHF 694 million compared with the first quarter of 2003 and represents a strong improvement compared with the net loss of CHF 579 million in the second quarter of 2002. The Group’s operating income was CHF 7.5 billion in the second quarter of 2003, up 7% on the first quarter of 2003 and down slightly compared with the second quarter of 2002. The Group’s operating expenses increased 1% compared with the first quarter of 2003 to CHF 5.1 billion – mainly reflecting increased incentive compensation accruals due to improved performance – but were down 23% compared with the second quarter of 2002. The Group’s valuation adjustments, provisions and losses were CHF 131 million in the second quarter of 2003, down 44% or CHF 102 million compared with the first quarter of 2003 and down 77% or CHF 431 million compared with the second quarter of 2002, due predominantly to lower valuations, provisions and losses at Credit Suisse First Boston, reflecting an improved credit environment and recoveries. Earnings per share for the second quarter of 2003 were CHF 1.09, compared with CHF 0.53 for the first quarter of 2003. The Group’s return on equity was 18.5% in the second quarter of 2003, compared with 9.2% for the first quarter of 2003.

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Credit Suisse Group continued to strengthen its capital base during the second quarter of 2003, due primarily to earnings generation, managed balance sheet growth and the sale of non-core businesses (Pershing). The Group’s consolidated BIS tier 1 ratio was 11.1% as of June 30, 2003, an increase from 10.0% as of March 31, 2003. In cooperation with the Swiss Federal Banking Commission, the capital treatment of the Group’s investment in Winterthur is being refined; this will have an effect on the consolidated BIS capital calculations. The capital charge for the Winterthur Group investment will no longer be reflected as an addition to risk-weighted assets but as a reduction to regulatory capital. Subsequent to final regulatory approval, the revised methodology is expected to be applied as of the period ended September 30, 2003. If this methodology was applied retroactively, the Group’s consolidated BIS tier 1 ratio would be 10.3% as of June 30, 2003, compared with 9.3% as of March 31, 2003.

Winterthur’s announced divestitures of Churchill in the UK, Winterthur Italy and Republic in the US are expected to further improve the Group’s capital base upon completion in the second half of 2003. The synthetic securitization of prime Swiss residential mortgages of approximately CHF 3.0 billion, originated by the Corporate & Retail Banking segment, is also expected to have a positive effect on the Group’s capital position in the second half of 2003.

Group Results: First Half of 2003
The Group reported a net profit of CHF 2.0 billion for the first half of 2003, compared with a net loss of CHF 211 million for the first half of 2002. The Group’s operating income was CHF 14.6 billion for the first six months of 2003, down 9% compared with the first half of 2002, while the Group’s first half 2003 operating expenses decreased 23% to CHF 10.1 billion over the same period in 2002.

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Credit Suisse Financial Services

CSFS Business Unit Result

in CHF million	2Q2003	1Q2003	Change in %	6 months	Change in %
			vs 1Q2003	2003	vs 6m 2002

Operating income	3,435	3,393	1	6,828	13

Operating expenses	2,100	2,148	-2	4,248	-8

Business unit result	808	666	21	1,474	400

Net profit	829	684	21	1,513	418

Credit Suisse Financial Services reported improved results across all of its segments in the second quarter of 2003. The business unit recorded a net profit of CHF 829 million for the second quarter of 2003, up CHF 145 million compared with the first quarter of 2003 and up CHF 1.1 billion compared with the second quarter of 2002. Taking account of statistical rather than actual credit provisions, Credit Suisse Financial Services reported a business unit profit of CHF 808 million in the second quarter of 2003, corresponding to an increase of CHF 142 million compared with the first quarter of 2003 and of CHF 1.1 billion compared with the second quarter of 2002. Second quarter 2003 operating income of CHF 3.4 billion increased 1% compared with the first quarter of 2003 and was up 26% compared with the second quarter of 2002, while operating expenses were down 2% compared with the first quarter of 2003 and down 12% versus the second quarter of 2002.

CSFS Segment Results

in CHF million	2Q2003	1Q2003	Change in %	6 months	Change in %
			vs 1Q2003	2003	vs 6m 2002

Private Banking	469	371	26	840	-22

Corporate & Retail Banking	157	124	27	281	9

Life & Pensions	117	111	5	228	n/a

Insurance	102	92	11	194	n/a

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Private Banking reported a segment profit of CHF 469 million in the second quarter of 2003, up 26% compared with the first quarter of 2003 and in line with the strong second quarter of 2002. Operating income increased 9% compared with the first quarter of 2003 – driven mainly by higher transaction-based income – but declined 8% compared with the second quarter of 2002, due mainly to a lower asset base. Operating expenses increased CHF 22 million, or 3%, to CHF 793 million compared with the first quarter of 2003, as the reduction in base salary costs in line with headcount development was exceeded by higher performance-related compensation accruals and charges for headcount reductions. Compared with the second quarter of 2002, operating expenses decreased CHF 89 million, or 10%, reflecting ongoing efficiency measures. The cost/income ratio improved for the third consecutive quarter, declining 4.6 percentage points to 58.6% from the first quarter. The gross margin increased to 120.4 bp in the second quarter of 2003, compared with 113.8 bp in the first quarter of 2003 and 120.1 bp in the second quarter of 2002.

Corporate & Retail Banking reported a segment profit of CHF 157 million in the second quarter of 2003, up 27% compared with the first quarter of 2003 and up 41% compared with the second quarter of 2002. Operating income rose 7% compared with the first quarter of 2003 to CHF 784 million, due mainly to realized gains from the recovery portfolio within other ordinary income, and higher interest and trading income, but was practically unchanged compared with the second quarter of 2002. Second quarter 2003 operating expenses rose by CHF 11 million, or 2%, compared with the first quarter of 2003, to CHF 484 million, due to higher personnel expenses. A reduction in base salary costs in line with headcount development was exceeded by higher performance-related compensation accruals and charges for headcount reductions. Compared with the second quarter of 2002, operating expenses decreased CHF 68 million, or 12%, due to ongoing efficiency measures. The cost/income ratio improved further in the second quarter of 2003 to 64.8%, compared with 67.4% in the first quarter of 2003 and 72.5% in the second quarter of 2002. The return on average allocated capital increased compared with the first quarter of 2003 from 10.7% to 13.3%.

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Life & Pensions reported a segment profit of CHF 228 million in the first half of 2003, compared with a segment loss of CHF 412 million in the first half of 2002. This result was driven primarily by a significant improvement in investment performance as well as a reduction in administration costs. In the second quarter of 2003, the segment profit increased by CHF 6 million, or 5%, to CHF 117 million, compared with the first quarter of 2003. In the first half of 2003, gross premiums written declined 3%, or CHF 293 million, to CHF 10.0 billion, compared with the first half of 2002. Adjusted for acquisitions, divestitures and exchange rate impacts, the volume of gross premiums written decreased 1% compared with the first half of 2002. Administration costs decreased 17% to CHF 599 million in the first half of 2003, and the expense ratio improved by 0.6 percentage points to 8.4%, compared with the first half of 2002. Investment income increased CHF 1.7 billion to CHF 2.5 billion in the first half of 2003 compared with the first half of 2002, due primarily to a significant decrease in impairments and realized losses on equity investments.

Insurance reported a segment profit of CHF 194 million in the first half of 2003, compared with a segment loss of CHF 637 million in the first half of 2002. This recovery was driven primarily by a significant improvement in the Insurance segment’s underwriting results due to the implementation of broad-based tariff increases, a continued strict underwriting policy, a significant improvement in investment performance and reduced administration costs. In the second quarter of 2003, the segment profit increased by CHF 10 million, or 11%, to CHF 102 million, compared with the first quarter of 2003. For the first half of 2003, net premiums earned rose 4% compared with the first half of 2002, to CHF 8.1 billion, and – adjusted for acquisitions, divestitures and exchange rate impacts – were up 10%. The Insurance segment reported an improvement in net investment income from a loss of CHF 179 million in the first half of 2002 to income of CHF 604 million in the first half of 2003, due primarily to a significant decrease in impairments and realized losses on equity investments.

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Credit Suisse First Boston

CSFB Business Unit Result

in USD million	2Q2003	1Q2003	Change in %	6 months	Change in %
			vs 1Q2003	2003	vs 6m 2002

Operating income	3,187	2,920	9	6,107	-10

Operating expenses	2,328	2,169	7	4,497	-14

Net profit	296	161	84	457	n/a

Credit Suisse First Boston’s results are reported and discussed below on a US dollar basis.

At Credit Suisse First Boston, increased operating income and continued cost control were the primary factors driving the improved performance compared with the first quarter of 2003. The business unit reported a net profit of USD 296 million (CHF 395 million) in the second quarter of 2003, compared with a net profit of USD 161 million (CHF 221 million) in the first quarter of 2003 and a net profit of USD 61 million (CHF 101 million) in the second quarter of 2002. Excluding the amortization of acquired intangible assets and goodwill net of tax, net operating profit increased 46% to USD 426 million (CHF 570 million) compared with the first quarter of 2003 and was up 86% compared with the second quarter of 2002. Excluding Pershing, which was sold to The Bank of New York effective May 1, 2003, net operating profit increased 55% compared with the first quarter of 2003 and 105% compared with the second quarter of 2002. Operating income increased 9% from the first quarter of 2003 to USD 3.2 billion (CHF 4.2 billion), mainly reflecting broad performance improvements across products and geographies and continued tight expense controls. Operating expenses rose 7% compared with the first quarter of 2003 – due mainly to increased incentive compensation accruals linked to improved performance – but declined 12% compared with the second quarter of 2002, reflecting headcount reductions and cost containment efforts. For the second quarter of 2003, Credit Suisse First Boston reported an 18.5% operating return on average allocated capital and an 18.3% operating pre-tax margin, compared with an operating return on average allocated capital of 12.4% and an operating pre-tax margin of 13.2% in the first quarter of 2003.

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CSFB Segment Results

in USD million	2Q2003	1Q2003	Change in %	6 months	Change in %
			vs 1Q2003	2003	vs 6m 2002

Institutional Securities	470	348	35	818	59

CSFB Financial Services	38	37	3	75	-47

Institutional Securities reported a segment profit of USD 470 million (CHF 628 million) for the second quarter of 2003, compared with USD 348 million (CHF 476 million) in the first quarter of 2003 and USD 296 million (CHF 477 million) in the second quarter of 2002. Operating income increased 10% to USD 2.9 billion (CHF 3.8 billion) from the first quarter of 2003, with the Fixed Income division continuing to report strong results – comparable to first quarter levels – led by leveraged finance and mortgages, where Credit Suisse First Boston ranked number one in global high yield new issues and global commercial mortgage-backed securities transactions. Revenue increased compared with the first quarter of 2003 in both the Equity and Investment Banking divisions. Operating income in the second quarter of 2003 decreased 2% compared with the second quarter of 2002. Expense trends for the segment were consistent with those of Credit Suisse First Boston overall.

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CSFB Financial Services reported a segment profit of USD 38 million (CHF 50 million) for the second quarter of 2003, up 3% compared with the first quarter of 2003 but down 46% compared with the second quarter of 2002, primarily reflecting the sale of Pershing. Operating income of USD 299 million (CHF 397 million) for the second quarter of 2003 was down 2% compared with the first quarter of 2003 and 46% compared with the second quarter of 2002. Excluding Pershing (whose 2003 net results are shown in operating income net of expenses), operating income increased 3% compared with the first quarter of 2003, due mainly to improved results at Credit Suisse Asset Management, and declined 13% compared with the second quarter of 2002, due mainly to lower results at Private Client Services. In the second quarter of 2003, operating expenses increased 5% compared with the first quarter of 2003 but were down 42% compared with the second quarter of 2002. Excluding Pershing, operating expenses in the second quarter of 2003 were down 5% compared with the second quarter of 2002.

Net New Assets
Credit Suisse Group recorded a net asset inflow of CHF 2.3 billion in the second quarter of 2003, compared with a net asset outflow of CHF 3.5 billion in the first quarter of 2003. The Group’s total assets under management were CHF 1,234.2 billion as of June 30, 2003. This corresponds to an increase of 6.4% compared with March 31, 2003, primarily reflecting the recent improvements in the markets. Credit Suisse Financial Services reported net new assets of CHF 4.8 billion in the second quarter of 2003, with net inflows of CHF 3.8 billion at Private Banking, CHF 0.5 billion at Corporate & Retail Banking and CHF 0.5 billion at Life & Pensions. Credit Suisse First Boston reported a net asset outflow of CHF 2.5 billion in the second quarter of 2003, as CHF 1.0 billion of net new assets at Institutional Securities was offset by net outflows of CHF 3.5 billion from CSFB Financial Services (CHF 1.7 billion from Credit Suisse Asset Management and CHF 1.8 billion from Private Client Services).

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Net New Assets and Assets under Management (AuM) in the second quarter of 2003

in CHF billion	Net New Assets	Total AuM	Change in AuM in
			% vs 31.03.03

Private Banking	3.8	493.8	8.1
Corporate & Retail Banking	0.5	66.8	4.2
Life & Pensions	0.5	117.0	4.7
Insurance	n/a	32.6	5.2

Credit Suisse Financial Services	4.8	710.2	7.0

Institutional Securities	1.0	31.0	0.6
CSFB Financial Services	-3.5	493.0	5.8

Credit Suisse First Boston	-2.5	524.0	5.5

Credit Suisse Group	2.3	1,234.2	6.4

Outlook
Given the current business environment, Credit Suisse Group expects continued sound profitability for 2003, although many of the Group’s markets remain challenging. The Group anticipates that operating income will remain strong in the banking industry – albeit with a seasonally lower third quarter in Private Banking – and expects improved technical results in the insurance segments going forward. Life & Pensions and Credit Suisse First Boston remain exposed to the volatility of the capital markets. A strong client focus, further improvements in efficiency and revenue growth remain the key priorities across the Group.

Enquiries

Credit Suisse Group, Media Relations         Telephone +41 1 333 8844

Credit Suisse Group, Investor Relations      Telephone +41 1 333 4570

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Commentary on Results – Non-GAAP Financial Information
For additional information with respect to Credit Suisse Group’s results for the second quarter and first half of 2003, we refer you to the Group’s Quarterly Report Q2 2003, as well as the Group’s slide presentation for analysts and press, posted on the Internet at www.credit-suisse.com/results. This press release may contain non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under Swiss Generally Accepted Accounting Principles (as well as other related information) is also included in the Quarterly Report Q2 2003. The segment results described above represent net operating profit before minority interests, excluding acquisition-related costs.

Credit Suisse Group
Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with Private Banking and financial advisory services, banking products, and Pension and Insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an Investment Bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and Frankfurt, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 72,500 staff worldwide. As of June 30, 2003, it reported assets under management of CHF 1,234.2 billion.

Cautionary Statement Regarding Forward-looking Information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Cautionary statement regarding non-GAAP financial information
This press release may contain non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles, is posted on our website at http://www.credit-suisse.com/sec.html.

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Today’s Presentation of the Results

Speakers
•	Oswald J. Grübel, Co-CEO of Credit Suisse Group and Chief Executive Officer of Credit Suisse Financial Services
•	John J. Mack, Co-CEO of Credit Suisse Group and Chief Executive Officer of Credit Suisse First Boston
•	Philip K. Ryan, Chief Financial Officer of Credit Suisse Group
•	Ulrich Körner, Chief Financial Officer of Credit Suisse Financial Services
•	Barbara Yastine, Chief Financial Officer of Credit Suisse First Boston

Analysts’ presentation, Zurich (English)
•	August 5, 2003, 9.00 am CET / 7.00 am GMT / 3.00 am EST at the Credit Suisse Forum St. Peter, Zurich
•	Internet:
-	Live broadcast at www.credit-suisse.com/results
-	Video playback available approximately 3 hours after the event
•	Telephone:
-	Live audio dial-in on +41 91 610 5600 (Europe), +44 866 291 4166 (UK), or +1 207 107 0611 (US), ask for “Credit Suisse Group quarterly results”; please dial in 10 minutes before the start of the presentation
-	Telephone replay available approximately 1 hour after the event on
+41 91 612 4330 (Europe), +44 207 866 4300 (UK) or +1 412 858 1440 (US), conference ID 090#

Media conference, Zurich (English/German)
•	August 5, 2003, 11.00 am CET / 9.00 am GMT / 5.00 am EST at the Credit Suisse Forum St. Peter, Zurich
•	Simultaneous interpreting: German – English, English – German
•	Internet:
-	Live broadcast at www.credit-suisse.com/results
-	Video playback available approximately 3 hours after the event
•		Telephone:
	-	Live audio dial-in on +41 91 610 5600 (Europe), +44 866 291 4166 (UK), or +1 207 107 0611 (US), ask for “Credit Suisse Group quarterly results”; please dial in 10 minutes before the start of the presentation
	-	Telephone replay available approximately 1 hour after the event on +41 91 612 4330 (Europe), +44 207 866 43 00 (UK) or +1 412 858 1440 (US), conference ID 285# (English)or 270# (German)

QUARTERLY REPORT 2003  Q2

Credit Suisse Group is a leading global financial services company headquartered in Zurich. Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. Credit Suisse First Boston, the investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and Frankfurt, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 72,500 staff worldwide.

QUARTERLY REPORT 2003
EDITORIAL
CREDIT SUISSE GROUP FINANCIAL HIGHLIGHTS Q2/2003
AN OVERVIEW OF CREDIT SUISSE GROUP
Equity capital
Net new assets
Operating income and expenses
Valuation adjustments, provisions and losses
Stock-based compensation
Outlook
RISK MANAGEMENT
Economic Risk Capital
Overall risk trends
CSFB trading risks
Credit risk exposure
REVIEW OF BUSINESS UNITS | CREDIT SUISSE FINANCIAL SERVICES
Private Banking
Corporate & Retail Banking
Life & Pensions
Insurance
REVIEW OF BUSINESS UNITS | CREDIT SUISSE FIRST BOSTON
Institutional Securities
CSFB Financial Services
RECONCILIATION OF OPERATING RESULTS TO SWISS GAAP
Introduction
Credit Suisse Financial Services business unit
Credit Suisse First Boston business unit
CONSOLIDATED RESULTS | CREDIT SUISSE GROUP
LOANS
INFORMATION FOR INVESTORS

This symbol is used to indicate topics on which further information is available on our website. Go to www.credit-suisse.com/results/bookmarks.html to find links to the relevant information. The additional information -indicated is openly accessible and does not form part of the Quarterly Report. Some areas of Credit Suisse Group’s websites are only available in English.

Cautionary statement regarding forward-looking information

This Quarterly Report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Cautionary statement regarding non-GAAP financial information

This Quarterly Report may contain non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles is contained in this report and is posted on our website at www.credit-suisse.com/sec.html.

EDITORIAL

Oswald J. Grübel
Co-CEO Credit Suisse Group
Chief Executive Officer
Credit Suisse Financial Services

John J. Mack
Co-CEO Credit Suisse Group
Chief Executive Officer
Credit Suisse First Boston

Dear shareholders, clients and colleagues

In the second quarter of 2003, Credit Suisse Group made substantial progress in restoring sound profitability and regaining the confidence of the markets. We recorded a net profit of CHF 1.3 billion for the quarter, doubling the net profit reported in the first quarter of 2003. For the first half of 2003, the Group’s net profit was CHF 2.0 billion, representing an increase of CHF 2.2 billion compared with the same period of 2002. These results are a clear indication that the measures initiated have been effective.

Credit Suisse Financial Services recorded a net profit of CHF 829 million for the second quarter of 2003, an increase of 21% compared with the first quarter of 2003, reflecting operating discipline and revenue growth. The banking segments reported substantially increased operating income. Winterthur improved its results in the second quarter of 2003 compared with the previous quarter, principally due to reduced administration costs.

Credit Suisse First Boston reported significantly improved results in the second quarter of 2003, with a net profit of USD 296 million (CHF 395 million), an 84% increase from the first quarter of 2003. Institutional Securities’ segment result benefited this quarter from improvements in its Equity and Investment Banking divisions, continued strong results in the Fixed Income division and a decline in credit-related charges. CSFB Financial Services reported a practically unchanged segment profit versus the first quarter of 2003.

The Group’s capital position further improved during the second quarter of 2003, due mainly to earnings and managed balance sheet growth. Winterthur’s announced divestitures of Churchill in the UK, Winterthur Italy and Republic in the US are expected to take effect in the second half of 2003, and will upon completion further improve the Group’s capital position.

During the second quarter of 2003, the Group continued to realize the strength of its core franchises as evidenced by strong revenue growth, the improvement in net new assets in Private Banking and the increase in client transaction flows at Credit Suisse First Boston. The Group has strengthened its performance over the first six months of 2003 and expects to achieve continued sound profitability in 2003, as we will maintain our focus on clients, revenue growth and improvements in efficiency.
Oswald J. Grübel John J. Mack
August 2003

CREDIT SUISSE GROUP FINANCIAL HIGHLIGHTS Q2/2003

Consolidated income statement
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m	2Q2003	1Q2003	2Q2002	1Q2003	2Q2002	2003	2002	2002

Operating income	7,549	7,024	7,647	7	(1)	14,573	15,977	(9)
Gross operating profit	2,478	2,004	1,079	24	130	4,482	2,911	54
Net profit/(loss)	1,346	652	(579)	106	–	1,998	(211)	–

Return on equity
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in %	2Q2003	1Q2003	2Q2002	1Q2003	2Q2002	2003	2002	2002

Return on equity	18.5	9.2	(6.6)	101	–	13.8	(1.2)	–

Consolidated balance sheet
				Change	Change
				in % from	in % from
in CHF m	30.06.03	31.03.03	31.12.02	31.03.03	31.12.02

Total assets	1,016,645	992,143	955,656	2	6
Shareholders' equity	33,428	31,402	31,394	6	6
Minority interests in shareholders' equity	2,940	2,879	2,878	2	2

Capital data
				Change	Change
				in % from	in % from
in CHF m	30.06.03	31.03.03	31.12.02	31.03.03	31.12.02

BIS risk-weighted assets	204,820	205,548	201,466	0	2
BIS tier 1 capital	22,784	20,517	19,544	11	17
of which non-cumulative perpetual preferred securities	2,167	2,146	2,162	1	0
BIS total capital	36,950	34,685	33,290	7	11

Capital ratios
in %		30.06.03	31.03.03	31.12.02

BIS tier 1 ratio	Credit Suisse	7.5	7.5	7.4
	Credit Suisse First Boston 1)	11.0	10.5	10.3
	Credit Suisse Group 2) 3)	11.1	10.0	9.7
BIS total capital ratio	Credit Suisse Group 3)	18.0	16.9	16.5

Assets under management/client assets
				Change	Change
				in % from	in % from
in CHF bn	30.06.03	31.03.03	31.12.02	31.03.03	31.12.02

Advisory assets under management	628.5	588.5	605.6	7	4
Discretionary assets under management	605.7	572.0	589.7	6	3
Total assets under management	1,234.2	1,160.5	1,195.3	6	3
Client assets	1,324.6	1,256.7	1,793.2	5	(26)

Net new assets
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF bn	2Q2003	1Q2003	2Q2002	1Q2003	2Q2002	2003	2002	2002

Net new assets	2.3	(3.5)	4.2	–	(45)	(1.2)	17.7	–

1) Ratio is based on a tier 1 capital of CHF 11.3 bn (31.03.03: CHF 11.2 bn; 31.12.02: CHF 10.6 bn), of which non-cumulative perpetual preferred securities is CHF 1.0 bn (31.03.03: CHF 1.0 bn; 31.12.02: CHF 1.0 bn).
2) Ratio is based on a tier 1 capital of CHF 22.8 bn (31.03.03: CHF 20.5 bn; 31.12.02: CHF 19.5 bn), of which non-cumulative perpetual preferred securities is CHF 2.2 bn (31.03.03: CHF 2.1 bn; 31.12.02: CHF 2.2 bn).
3) In cooperation with the Swiss Federal Banking Commission, the capital treatment of the Group’s investment in Winterthur is being refined; this will have an effect on the consolidated BIS capital calculations. If this new methodology was applied retroactively, the Group’s consolidated BIS tier 1 ratio would be 10.3% (31.03.03: 9.3%; 31.12.02: 9.0%). The Group’s BIS total capital ratio would be 15.7% (31.03.03: 14.9%; 31.12.02: 14.4%).

Number of employees (full-time equivalents)
					Change	Change
					in % from	in % from
		30.06.03	31.03.03	31.12.02	31.03.03	31.12.02

Switzerland	banking	20,541	20,952	21,270	(2)	(3)
	insurance	6,797	6,876	7,063	(1)	(4)
Outside Switzerland	banking	20,108	20,726	25,057	(3)	(20)
	insurance	25,055	24,817	25,067	1	0
Total employees Credit Suisse Group		72,501	73,371	78,457	(1)	(8)

Share data
				Change	Change
				in % from	in % from
	30.06.03	31.03.03	31.12.02	31.03.03	31.12.02

Shares issued	1,189,980,152	1,189,891,720	1,189,891,720	0	0
To be issued upon conversion of MCS 1)	40,413,838	40,413,838	40,413,838	0	0

Shares outstanding	1,230,393,990	1,230,305,558	1,230,305,558	0	0

Share price in CHF	35.65	23.50	30.00	52	19

Market capitalization in CHF m	43,864	28,912	36,909	52	19

Book value per share in CHF	24.78	23.18	23.18	7	7

1) Maximum number of shares related to Mandatory Convertible Securities (MCS) issued by Credit Suisse Group Finance (Guernsey) Ltd. in December 2002.

Share price
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF	2Q2003	1Q2003	2Q2002	1Q2003	2Q2002	2003	2002	2002

High (closing price)	39.30	34.45	63.50	14	(38)	39.30	73.60	(47)
Low (closing price)	23.25	20.70	41.65	12	(44)	20.70	41.65	(50)

Calculation of earnings per share (EPS)
					Change	Change				Change
					in % from	in % from				in % from
							6 months

	2Q2003	1Q2003	2Q2002		1Q2003	2Q2002	2003	2002		2002

Net profit/(loss) in CHF m	1,346	652	(579)		106	–	1,998	(211)		–
Diluted net profit/(loss) in CHF m	1,346	652	(579)		106	–	1,998	(211)		–

Weighted average shares outstanding	1,230,330,673	1,230,305,558	1,189,243,577	1)	0	3	1,230,318,185	1,189,147,860	1)	3
Dilutive impact 2)	4,922,814	2,015,114	0		144	–	2,258,634	0		–
Weighted average shares, diluted	1,235,253,487	1,232,320,672	1,189,243,577		0	4	1,232,576,819	1,189,147,860		4

Basic earnings per share in CHF	1.09	0.53	(0.49)		106	–	1.62	(0.18)		–
Diluted earnings per share in CHF	1.09	0.53	(0.49)		106	–	1.62	(0.18)		–

1) Adjusted for weighted average shares repurchased.
2) The calculation for the diluted loss per share in 2Q2002 and for the 6 months 2002 excludes the effect of the potential exchange of convertible bonds and the potential exercise of options to purchase shares, as the effect would be anti-dilutive.

AN OVERVIEW OF CREDIT SUISSE GROUP

Credit Suisse Group doubled its net profit in the second quarter of 2003 compared with the previous quarter. In the second quarter of 2003, the Group reported a net profit of CHF 1.3 billion compared with CHF 652 million in the previous quarter. Credit Suisse Financial Services reported improved results across all segments for the second quarter. Credit Suisse First Boston increased its second quarter net profit with strong results in the Institutional Securities segment.

The Group reported a net profit of CHF 1.3 billion in the second quarter of 2003, doubling the previous quarter’s net profit of CHF 652 million. For the first half of 2003, net profit was CHF 2.0 billion. Earnings per share for the second quarter of 2003 were CHF 1.09, compared with CHF 0.53 for the first quarter of 2003 and a loss per share of CHF 0.49 for the second quarter of 2002. The Group’s return on equity was 18.5% in the second quarter of 2003, compared with 9.2% in the first quarter of 2003 and –6.6% in the second quarter of 2002.

Credit Suisse Financial Services posted a net profit of CHF 829 million in the second quarter of 2003, an increase of CHF 145 million from the first quarter of 2003 and an increase of CHF 1.1 billion from the same period of 2002. Both banking segments were able to increase their operating income and net new asset inflow in Private Banking improved compared with the previous quarter. Winterthur’s results continued to recover in the second quarter of 2003, with both Life & Pensions and Insurance improving their profitability compared with the previous quarter, due principally to lower administration costs.

Credit Suisse First Boston reported a net profit of CHF 395 million in the second quarter of 2003, compared with a net profit of CHF 221 million in the first quarter of 2003 and a net profit of CHF 101 million in the second quarter of 2002. Credit Suisse First Boston’s solid progress in the second quarter compared with both prior periods reflects continued strong results in the Fixed Income division, more favorable equity markets and lower levels of credit provisions in the Institutional Securities segment. CSFB Financial Services reported a practically unchanged segment result compared with the previous quarter.

Equity capital
Credit Suisse Group continued to strengthen its capital base during the second quarter of 2003, due primarily to earnings generation, managed balance sheet growth and the sale of non-core businesses. The Group’s consolidated BIS tier 1 ratio was 11.1% as of June 30, 2003, an increase from 10.0% as of March 31, 2003. In cooperation with the Swiss Federal Banking Commission, the capital treatment of the Group’s investment in Winterthur is being refined; this will have an effect on the consolidated BIS capital calculations. The capital charge for the Winterthur Group investment will no longer be reflected as an addition to risk-weighted assets but as a reduction to regulatory capital. Subsequent to final regulatory approval, the revised methodology is expected to be applied as of the period ended September 30, 2003. If this methodology was applied retroactively, the Group’s consolidated BIS tier 1 ratio would be 10.3% as of June 30, 2003, compared with 9.3% as of March 31, 2003.

Winterthur’s announced divestitures of Churchill in the UK, Winterthur Italy and Republic in the US are expected to further improve the Group’s capital base upon completion in the second half of 2003. The synthetic securitization of prime Swiss residential mortgages of approximately CHF 3.0 billion, originated by the Corporate & Retail Banking segment, is also expected to have a positive effect on the Group’s capital position in the second half of 2003.

Net new assets
For Credit Suisse Group, an overall net asset inflow of CHF 2.3 billion was recorded in the second quarter of 2003, compared with a net asset outflow of CHF 3.5 billion in the first quarter of 2003. The Group’s total assets under management were CHF 1,234.2 billion as of June 30, 2003. This corresponds to an increase of 6.4% compared with March 31, 2003, primarily reflecting the recent improvements in the markets. Credit Suisse Financial Services reported net new assets of CHF 4.8 billion in the second quarter of 2003, with net inflows of CHF 3.8 billion from Private Banking, CHF 0.5 billion from Corporate & Retail Banking and CHF 0.5 billion from Life & Pensions. Credit Suisse First Boston reported a net asset outflow of CHF 2.5 billion in the second quarter of 2003, as CHF 1.0 billion of net new assets at Institutional Securities was offset by net outflows of CHF 3.5 billion from CSFB Financial Services (CHF 1.7 billon from Credit Suisse Asset Management and CHF 1.8 billion from Private Client Services).

Operating income and expenses
The Group’s operating income was CHF 7.5 billion in the second quarter of 2003, an increase of 7% from the previous quarter and a slight decrease from the second quarter of 2002. Credit Suisse Financial Services reported operating income of CHF 3.4 billion in the second quarter of 2003, in line with the previous quarter and 29% higher than in the second quarter of 2002. In Private Banking, operating income increased 9% quarter-on-quarter, driven mainly by higher transaction-based income. Corporate & Retail Banking reported a 7% rise in operating income from the previous quarter, mainly due to realized gains from the recovery portfolio and higher interest and trading income. Compared with the same period of the prior year, the first half 2003 net premiums earned increased 4% in the Insurance segment and gross premiums written declined 3% in the Life & Pensions segment primarily as a result of selective underwriting. Both insurance segments benefited from significantly higher investment income.

At Credit Suisse First Boston, the second quarter 2003 operating income rose 7% compared with the previous quarter to CHF 4.0 billion, reflecting continued strong revenues in the Fixed Income business and improved results in the Equity and Investment Banking divisions within Institutional Securities. This quarter-on-quarter increase in operating income within the Institutional Securities segment was partially offset by a 5% decline in operating income at CSFB Financial Services compared with the previous quarter. Compared with the second quarter of 2002, Credit Suisse First Boston’s operating income decreased 24%, which included a decline at CSFB Financial Services due primarily to the sale of Pershing.

The Group’s operating expenses increased 1% quarter-on-quarter to CHF 5.1 billion but were down 23% compared with the second quarter of 2002. At Credit Suisse Financial Services, second quarter of 2003 operating expenses declined 2% compared with the previous quarter and 12% compared with the second quarter of 2002. In both Life & Pensions and Insurance, administration costs declined substantially in the second quarter of 2003 compared with the previous quarter. The improvement in Credit Suisse First Boston’s results in the second quarter of 2003 resulted in a rise in performance-related incentive compensation accruals and an increase in operating expenses of 3% compared with the previous quarter. Compared with the second quarter of 2002, Credit Suisse First Boston’s operating expenses decreased 29% in the second quarter of 2003, mainly reflecting headcount reductions and continued cost management.

The positive financial result of the Corporate Center is primarily due to the release of certain provisions no longer deemed required totaling CHF 112 million, a gain of CHF 51 million realized on the disposal of the remaining investment in Swiss Life, and an unrealized gain of CHF 65 million on own shares, offset by a writedown of CHF 77 million in a financial investment.

Valuation adjustments, provisions and losses
The Group’s total valuation adjustments, provisions and losses were CHF 131 million in the second quarter of 2003 compared with CHF 233 million in the first quarter of 2003. Compared with the second quarter of 2002, valuation adjustments, provisions and losses decreased CHF 431 million, or 77%. These decreases are primarily a result of lower valuation adjustments, provisions and losses at Credit Suisse First Boston, reflecting an improved credit environment and recoveries.

Stock-based compensation
The Board of Directors of Credit Suisse Group has decided to adopt the fair value method of expensing stock option awards as of January 1, 2003 and to modify its practice with regard to the use of stock options. Option awards will continue to be part of Credit Suisse Group’s compensation plans as a means of aligning employee and shareholder interests and retaining key personnel, but at a lower level than in recent years. In addition, the Group will introduce three-year vesting for all option awards granted in future compensation cycles. For stock awards at Credit Suisse First Boston, a three-year vesting period will be introduced for future awards, in line with industry practice in investment banking, while Credit Suisse Financial Services and the Group Corporate Center will continue to vest stock awards at grant and block them for four years. Due to three-year vesting, the current estimate of the financial impact from the change to the fair value method of accounting for future option awards is not expected to have a significant financial impact for the year 2003. With respect to the change in the vesting of stock awards at Credit Suisse First Boston, since the related compensation expense is recognized in the period in which the service is rendered (equal to the vesting period), future stock awards will result in deferred recognition of the related compensation cost. Accordingly, future stock awards, which are granted annually in January, will be expensed over a three-year period beginning in 2004. As a result of this change in vesting, Credit Suisse First Boston’s accrued compensation expense for the first half of 2003 will be adjusted in the third quarter of 2003 to reduce the compensation accrual by USD 170 million (CHF 230 million). The amount of the stock award deferral related to the second half of 2003 is dependent on the performance of Credit Suisse First Boston.

Outlook
Given the current business environment, Credit Suisse Group expects continued sound profitability for 2003, although many of the Group’s markets remain challenging. The Group anticipates that operating income will remain strong in the banking industry – albeit with a seasonally lower third quarter in Private Banking – and expects improved technical results in the insurance segments going forward. Life & Pensions and Credit Suisse First Boston remain exposed to the volatility of the capital markets. A strong client focus, further improvements in efficiency and revenue growth remain the key priorities across the Group.

Overview of Credit Suisse Group 1)
	Credit Suisse Financial Services			Credit Suisse First Boston			Corporate Center			Credit Suisse Group

in CHF m	2Q2003	1Q2003	2Q2002	2Q2003	1Q2003	2Q2002	2Q2003	1Q2003	2Q2002	2Q2003	1Q2003	2Q2002

Operating income	3,435	3,451	2,655	3,996	3,752	5,276	118	(179)	(284)	7,549	7,024	7,647

Personnel expenses	1,394	1,369	1,474	2,348	2,232	3,362	82	38	(20)	3,824	3,639	4,816
Other operating expenses	706	779	909	652	667	883	(111)	(65)	(40)	1,247	1,381	1,752

Operating expenses	2,100	2,148	2,383	3,000	2,899	4,245	(29)	(27)	(60)	5,071	5,020	6,568

Gross operating profit	1,335	1,303	272	996	853	1,031	147	(152)	(224)	2,478	2,004	1,079

Depreciation of non-current assets 2)	192	220	217	138	130	185	145	70	64	475	420	466
Amortization of acquired intangible assets and goodwill	27	25	46	201	206	330	(5)	1	(2)	223	232	374
Valuation adjustments, provisions and losses	63	57	103	63	176	420	5	0	39	131	233	562

Profit/(loss) before extraordinary items and taxes	1,053	1,001	(94)	594	341	96	2	(223)	(325)	1,649	1,119	(323)

Extraordinary income/(expenses), net	8	(51)	84	0	0	26	53	2	0	61	(49)	110
Taxes 3)	(222)	(258)	(378)	(180)	(101)	0	83	(19)	(39)	(319)	(378)	(417)

Net profit/(loss) before minority interests	839	692	(388)	414	240	122	138	(240)	(364)	1,391	692	(630)

Minority interests	(10)	(8)	85	(19)	(19)	(21)	(16)	(13)	(13)	(45)	(40)	51

Net profit/(loss)	829	684	(303)	395	221	101	122	(253)	(377)	1,346	652	(579)

1) Business unit results in accordance with Swiss GAAP. For a reconciliation of operating basis business unit results (reflecting the results of the separate segments comprising the business units) to Swiss GAAP basis, please refer to “Reconciliation of operating results to Swiss GAAP”.
2) Includes amortization of Present Value of Future Profits (PVFP) from the insurance business within Credit Suisse Financial Services.
3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 2Q2002 for Credit Suisse Financial Services of CHF –196 m, for Credit Suisse First Boston of CHF 192 m, and for Credit Suisse Group of CHF –41 m.

In the “Overview of Credit Suisse Group”, the business unit results are presented in accordance with Swiss GAAP. Elsewhere in this Quarterly Report, business unit results are presented on an operating basis.

For a reconciliation of operating basis business unit results (reflecting the results of the separate segments comprising the business units) to the Swiss GAAP basis, a discussion of the material reconciling items and a discussion of the purpose of the operating basis results and the reasons why management believes they provide useful information for investors, please refer to “Reconciliation of operating results to Swiss GAAP” on pages 30 – 34.

Assets under management/client assets
				Change	Change
				in % from	in % from
in CHF bn	30.06.03	31.03.03	31.12.02	31.03.03	31.12.02

Credit Suisse Financial Services
Private Banking 1)
Assets under management	493.8	457.0	465.7	8.1	6.0
of which discretionary	128.3	118.2	121.5	8.5	5.6
Client assets	522.3	486.3	494.8	7.4	5.6

Corporate & Retail Banking 1)
Assets under management	66.8	64.1	70.3	4.2	(5.0)
Client assets	85.0	82.6	86.3	2.9	(1.5)

Life & Pensions
Assets under management (discretionary)	117.0	111.7	110.8	4.7	5.6
Client assets	117.0	111.7	110.8	4.7	5.6

Insurance
Assets under management (discretionary)	32.6	31.0	30.7	5.2	6.2
Client assets	32.6	31.0	30.7	5.2	6.2

Credit Suisse Financial Services
Assets under management	710.2	663.8	677.5	7.0	4.8
of which discretionary 1)	279.1	262.1	264.2	6.5	5.6
Client assets	756.9	711.6	722.6	6.4	4.7

Credit Suisse First Boston
Institutional Securities
Assets under management	31.0	30.8	31.3	0.6	(1.0)
of which Private Equity on behalf of clients (discretionary)	20.6	20.8	20.9	(1.0)	(1.4)
Client assets	74.7	79.2	83.9	(5.7)	(11.0)

CSFB Financial Services
Assets under management	493.0	465.9	486.5	5.8	1.3
of which discretionary	299.9	281.9	297.2	6.4	0.9
Client assets	493.0	465.9	986.7	5.8	(50.0)

Credit Suisse First Boston
Assets under management	524.0	496.7	517.8	5.5	1.2
of which discretionary	326.6	309.9	325.5	5.4	0.3
Client assets	567.7	545.1	1,070.6	4.1	(47.0)

Credit Suisse Group
Assets under management	1,234.2	1,160.5	1,195.3	6.4	3.3
of which discretionary 1)	605.7	572.0	589.7	5.9	2.7
Client assets	1,324.6	1,256.7	1,793.2	5.4	(26.1)

1) 2002 comparative figures have been restated to reflect the realignment of the private client business as of 01.01.2003. This entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking as well as re-evaluating the balances of 2002 discretionary assets.

Net new assets
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF bn	2Q2003	1Q2003	2Q2002	1Q2003	2Q2002	2003	2002	2002

Credit Suisse Financial Services
Private Banking 1)	3.8	1.5	5.6	153.3	(32.1)	5.3	14.8	(64.2)
Corporate & Retail Banking 1)	0.5	(3.4)	0.3	–	66.7	(2.9)	(1.1)	163.6
Life & Pensions	0.5	2.2	1.3	(77.3)	(61.5)	2.7	4.3	(37.2)

Credit Suisse Financial Services	4.8	0.3	7.2	–	(33.3)	5.1	18.0	(71.7)

Credit Suisse First Boston
Institutional Securities	1.0	(0.1)	1.4	–	(28.6)	0.9	4.9	(81.6)
CSFB Financial Services	(3.5)	(3.7)	(4.4)	(5.4)	(20.5)	(7.2)	(5.2)	38.5

Credit Suisse First Boston	(2.5)	(3.8)	(3.0)	(34.2)	(16.7)	(6.3)	(0.3)	–

Credit Suisse Group	2.3	(3.5)	4.2	–	(45.2)	(1.2)	17.7	–

1) 2002 comparative figures have been restated to reflect the realignment of the private client business as of 01.01.2003. This entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking.

RISK MANAGEMENT

Credit Suisse Group’s overall position risk fell by 3% quarter-on-quarter, mainly due to lower lending and counterparty risks at both Credit Suisse First Boston and Credit Suisse Financial Services and lower real estate, emerging markets and equity investment exposures at Credit Suisse First Boston. While Credit Suisse First Boston’s overall position risk trend was lower over the course of the second quarter of 2003 compared with the first quarter of 2003, the more narrowly defined trading book average Value-at-Risk (VaR) increased by 31%, primarily as a consequence of higher interest rate and mortgage interest rate trading positions. The Group’s total credit-related exposure increased 3% quarter-on-quarter.

Economic Risk Capital
Economic risk capital, or ERC, is an emerging best practice for measuring and reporting all quantifiable risks across a financial organization on a consistent and comprehensive basis. It is referred to as “economic” capital because it treats positions solely on an economic basis, irrespective of differences in accounting or regulatory treatment. Credit Suisse Group has established this tool over the last few years to achieve several objectives: to better assess the composition and trend of our risk portfolio; to improve risk control and limits; to allocate capital; to better assess risk-bearing capacity in relation to financial resources; and to provide a benchmark for risk/return analysis by business. ERC is defined as the economic capital needed to remain solvent even under extreme market, business and operational conditions.

Credit Suisse Group distinguishes among three fundamental sources of risk. Position risk ERC, the most important risk category, measures the potential unexpected loss in economic value associated with the Group’s portfolio of positions over a 1-year horizon that is exceeded with a given, small probability (1% for daily risk management purposes; 0.03% for capital management purposes). Business risk ERC captures the risk related to the Group’s commission and fee-based activities by estimating the potential worst-case negative margin for these activities during a severe market downturn. Operational risk ERC represents the estimated worst-case loss resulting from inadequate or failed internal processes and systems, human error or external events.

Overall risk trends
Total (99%, 1-year) position risk ERC was down 3% quarter-on-quarter, mainly due to lower lending and counterparty risks at both Credit Suisse First Boston and Credit Suisse Financial Services and lower real estate, emerging markets and equity investment exposures at Credit Suisse First Boston. At the end of the second quarter of 2003, 52% of the Group’s position risk ERC was with Credit Suisse First Boston, 45% with Credit Suisse Financial Services (of which 68% was with the insurance segments and 32% was with the banking segments) and 3% with the Corporate Center. At the end of the second quarter of 2002, 51% of the Group’s position risk ERC was with Credit Suisse First Boston, 35% with Credit Suisse Financial Services and 14% with the Corporate Center (predominantly reflecting the risks associated with the strategic investments then held at the Corporate Center).

CSFB trading risks
The average 1-day, 99% VaR at Credit Suisse First Boston in the second quarter of 2003 was USD 64.3 million, a 31% increase quarter-on-quarter, or a 39% increase year-on-year. The increase was primarily attributable to higher interest rate and mortgage interest rate trading positions. As shown in the backtesting chart, Credit Suisse First Boston had no backtesting exceptions in the second quarter of 2003. Over the last 12 months, Credit Suisse First Boston had one backtesting exception (on average, an accurate 1-day, 99% VaR model would have no more than 2.5 exceptions per annum).

Credit risk exposure
Credit Suisse Group’s total credit-related exposure was 3% higher at June 30, 2003 compared with March 31, 2003, due to increased exposures in both Credit Suisse Financial Services and Credit Suisse First Boston. The majority of the increase was at Credit Suisse First Boston as a higher volume of trading business offset slightly lower lending exposure.

Compared to March 31, 2003 non-performing and impaired loans for Credit Suisse Group declined as of the end of the second quarter of 2003, with reductions reported in both business units. Compared with the previous quarter, total non-performing loans declined 7% at Credit Suisse Financial Services, 22% at Credit Suisse First Boston and 13% at Credit Suisse Group. The reduction in total impaired loans during the second quarter of 2003 was 8% at Credit Suisse Financial Services, 19% at Credit Suisse First Boston and 12% at Credit Suisse Group. The decline in impaired assets is attributable to repayments, improved credit situations, loan sales and write-offs. Coverage of non-performing loans and impaired loans improved for both Credit Suisse Group and Credit Suisse First Boston, while coverage declined slightly for Credit Suisse Financial Services. The quality of the credit exposure for Credit Suisse Group, as measured by counterparty rating, was largely unchanged from the first quarter of 2003.

Key Position Risk Trends
				Change Analysis: Brief Summary
		Change in % from

in CHF m	2Q2003	1Q2003	2Q2002	2Q2003 vs 1Q2003

Real Estate ERC &
Structured Asset ERC 1)	4,149	(5%)	(1%)	Lower commercial and residential real estate exposures at CSFB due to securitizations and loan sales as well as lower asset-backed-securities exposures at CSFB following restructurings and pay downs.
Developed Market Fixed Income &
Foreign Exchange ERC	4,068	26%	1%	Higher foreign exchange exposures at Winterthur and higher credit spread exposures at CSFB.
Equity Investment ERC	3,252	(4%)	(51%)	Lower traded equity and private equity exposures at CSFB as well as lower equity investment risk at the Corporate Center following the disposal of the remaining Swiss Life position, partially offset by higher equity position at Winterthur.
International Lending ERC	3,118	(10%)	(13%)	Reduced lending and counterparty risk at CSFB due to lower exposures, loan sales and counterparty rating upgrades, partially offset by higher credit risk profile associated with Winterthur’s bond portfolio.
Swiss & Retail Lending ERC	1,949	(5%)	(6%)	Lower lending risk at the CSFS banking and insurance segments
Emerging Markets ERC	1,628	(7%)	(35%)	Lower Brazil, Venezuela, Russia and South Africa exposures at CSFB.
Insurance Underwriting ERC	1,045	3%	26%	Due to higher Euro exchange rate (no material risk change on a local currency basis).

Simple sum across risk categories	19,209

Diversification benefit	(7,062)

Total position risk ERC	12,147	(3%)	(20%)

99%, 1-year position risk ERC, excluding foreign exchange translation risk. For an assessment of the total risk profile, operational risk ERC and business risk ERC have to be considered as well. Note that prior period risk data have been restated for methodology changes in order to maintain consistency over time. For a more detailed description of the Group’s ERC model, please refer to Credit Suisse Group's Annual Report 2001 and 2002, which are available on the website: www.credit-suisse.com.
1) This category comprises the real estate investments of Winterthur, Credit Suisse First Boston’s commercial real estate exposures, Credit Suisse First Boston’s residential real estate exposures, Credit Suisse First Boston’s asset-backed securities exposures as well as the real estate acquired at auction and real estate for own use in Switzerland.

CSFB trading exposures (1-day, 99% VaR)
in USD m	2Q2003	1Q2003	2Q2002

Total VaR
Period end	75.6	54.5	59.3
Average	64.3	49.2	46.4
Maximum	107.9	76.3	59.3
Minimum	47.5	39.4	36.8

in USD m	30.06.03	31.03.03	31.12.02

VaR by risk type
Interest rate	87.2	56.9	54.7
Foreign exchange	10.9	15.3	18.7
Equity	19.0	17.6	16.5
Commodity	0.6	0.8	0.5

Subtotal	117.7	90.6	90.4

Diversification benefit	(42.1)	(36.1)	(31.1)

Total	75.6	54.5	59.3

Credit Suisse First Boston computes these VaR estimates separately for each risk type and for the whole portfolio using the historical simulation methodology. Diversification benefit reflects the net difference between the sum of the 99% percentile loss for each risk type and for the total portfolio.

Total credit risk exposure 1)
	Credit Suisse Financial Services			Credit Suisse First Boston			Credit Suisse Group

in CHF m	30.06.03	31.03.03	31.12.02	30.06.03	31.03.03	31.12.02	30.06.03	31.03.03	31.12.02

Due from banks 2)	32,482	29,889	32,752	68,037	56,851	44,016	68,939	57,569	39,469
Due from customers and mortgages 2)	136,180	133,372	132,353	83,880	72,941	82,395	219,270	205,030	213,206

Total due from banks and customers, gross 2)	168,662	163,261	165,105	151,917	129,792	126,411	288,209	262,599	252,675

Contingent liabilities	12,330	12,460	12,349	29,586	28,280	27,862	41,056	39,866	39,104
Irrevocable commitments 3)	3,670	2,917	2,263	80,773	76,281	81,884	85,036	80,293	85,333

Total banking products	184,662	178,638	179,717	262,276	234,353	236,157	414,301	382,758	377,112

Loans held for sale 4)	0	0	–	16,338	18,373	–	16,338	18,373	–

Derivative instruments 5)	2,390	1,957	2,375	58,478	56,230	54,243	59,618	57,016	54,757
Securities lending – banks	0	0	0	0	37	0	0	37	0
Securities lending – customers	0	0	0	69	30	64	69	30	64
Reverse repurchase agreements – banks	2,311	2,052	2,270	148,620	157,862	158,544	146,443	156,312	156,397
Reverse repurchase agreements – customers	8,084	11,989	13,944	52,734	53,399	57,571	60,536	65,081	71,384
Forward reverse repurchase agreements	0	0	0	13,855	12,262	7,617	13,855	12,262	7,617

Total traded products	12,785	15,998	18,589	273,756	279,820	278,039	280,521	290,738	290,219

Total credit risk exposure, gross	197,447	194,636	198,306	552,370	532,546	514,196	711,160	691,869	667,331

Loan valuation allowances and provisions	(3,480)	(3,820)	(4,092)	(3,053)	(3,271)	(3,817)	(6,532)	(7,092)	(7,911)

Total credit risk exposure, net	193,967	190,816	194,214	549,317	529,275	510,379	704,628	684,777	659,420

1) Credit Suisse Financial Services/Credit Suisse First Boston reflect business unit amounts. Total consolidated Credit Suisse Group amounts include adjustments and Corporate Center.
2) Excluding loans held for sale, securities lending and reverse repurchase transactions.
3) Excluding forward reverse repurchase agreements. Prior periods restated.
4) Effective 1Q2003, loans held for sale are presented net of the related loan valuation allowances.
5) Positive replacement values considering netting agreements.

Total loan portfolio exposure and allowances and provisions for credit risk 1)
	Credit Suisse Financial Services			Credit Suisse First Boston			Credit Suisse Group

in CHF m	30.06.03	31.03.03	31.12.02	30.06.03	31.03.03	31.12.02	30.06.03	31.03.03	31.12.02

Non-performing loans	2,600	2,749	3,004	1,926	2,616	3,351	4,526	5,365	6,355
Non-interest earning loans	1,706	1,897	2,108	437	402	217	2,143	2,299	2,325

Total non-performing loans	4,306	4,646	5,112	2,363	3,018	3,568	6,669	7,664	8,680

Restructured loans	63	80	52	198	201	229	261	281	281
Potential problem loans	1,599	1,726	1,723	965	1,123	1,685	2,565	2,848	3,408

Total other impaired loans	1,662	1,806	1,775	1,163	1,324	1,914	2,826	3,129	3,689

Total impaired loans	5,968	6,452	6,887	3,526	4,342	5,482	9,495	10,793	12,369

Total due from banks and customers, gross	168,662	163,261	165,105	151,917	129,792	126,411	288,209	262,599	252,675

Valuation allowances	3,446	3,779	4,053	2,928	3,111	3,647	6,373	6,891	7,703
of which on principal	2,749	3,010	3,201	2,692	2,866	3,416	5,441	5,875	6,617
of which on interest	697	769	852	236	245	231	932	1,016	1,086

Total due from banks and customers, net	165,216	159,482	161,052	148,989	126,681	122,764	281,836	255,708	244,972

Provisions for contingent liabilities and irrevocable commitments	34	41	39	125	160	170	159	201	208

Total valuation allowances and provisions	3,480	3,820	4,092	3,053	3,271	3,817	6,532	7,092	7,911

Ratios
Valuation allowances as % of total non-performing loans	80.0%	81.3%	79.3%	123.9%	103.1%	102.2%	95.6%	89.9%	88.7%
Valuation allowances as % of total impaired loans	57.7%	58.6%	58.9%	83.0%	71.6%	66.5%	67.1%	63.8%	62.3%

1) Credit Suisse Financial Services/Credit Suisse First Boston reflect business unit amounts. Total consolidated Credit Suisse Group amounts include adjustments and Corporate Center.

REVIEW OF BUSINESS UNITS | CREDIT SUISSE FINANCIAL SERVICES

Credit Suisse Financial Services recorded a net profit of CHF 829 million in the second quarter of 2003, up 21% compared with the previous quarter. All segments improved their results quarter-on-quarter. The banking segments were able to increase their operating income substantially. Both Life & Pensions and Insurance improved their segment results slightly, due mainly to lower administration costs. Assets under management rose 7.0% to CHF 710.2 billion in the second quarter of 2003, due primarily to higher equity markets and CHF 4.8 billion of net new assets.

Credit Suisse Financial Services recorded a net profit of CHF 1.5 billion in the first half of 2003, an increase of CHF 1.2 billion compared with the first half of 2002. In the second quarter of 2003, net profit increased quarter-on-quarter by 21% to CHF 829 million. Taking account of statistical rather than actual credit provisions, business unit profit amounted to CHF 1.5 billion for the first half of 2003, an increase of CHF 1.2 billion versus the corresponding period of the previous year. Quarter-on-quarter, business unit profit increased 21% to CHF 808 million.

In the banking segments, operating income increased 8% compared with the first quarter of 2003 due to higher business volumes and an upward trend in transaction income. This growth, together with practically unchanged costs, led to a further improvement in the combined banking cost/income ratio of 3.9 percentage points from 64.7% in the first quarter of 2003 to 60.8% in the second quarter of 2003. Assets under management were substantially higher than at the end of the previous quarter and net new assets improved.

The strong recovery of the insurance segments in the first half of 2003 compared with the same period of 2002, was mainly driven by a significant improvement in investment performance, better underwriting results and progress in reducing administration costs. In the second quarter of 2003, Winterthur announced the sale of Republic in the US, Churchill in the UK and Winterthur Italy, all of which are expected to take effect in the second half of 2003 and upon completion will strengthen Winterthur’s capital base .

As noted on page 5, the results of the Credit Suisse Financial Services business unit and its segments are discussed on an operating basis. For a reconciliation of operating basis business unit results to Swiss GAAP and a discussion of the material reconciling items, the purpose of the operating basis results and the reasons why management believes they provide useful information for investors, please refer to “Reconciliation of operating results to Swiss GAAP” on pages 30 – 34.

Private Banking
In the second quarter of 2003, Private Banking reported a segment profit of CHF 469 million, an increase of 26% compared with the previous quarter and remaining in line with the strong corresponding period of the previous year. Operating income increased 9% in the second quarter of 2003 versus the previous quarter to CHF 1.4 billion, mainly driven by higher transaction-based income. Compared with the second quarter of 2002, operating income was down 8%, mainly as a result of a lower asset base.

Operating expenses increased CHF 22 million, or 3%, to CHF 793 million quarter-on-quarter but decreased CHF 89 million, or 10%, compared with the corresponding period of 2002 due to ongoing efficiency measures. Quarter-on-quarter, the reductions in base salary costs in line with headcount development were exceeded by higher performance-related compensation accruals and charges for headcount reductions. Quarter-on-quarter, the cost/income ratio improved 4.6 percentage points to 58.6%, down for the third consecutive quarter. The gross margin increased to 120.4 bp in the second quarter of 2003, compared with 113.8 bp in the previous quarter and 120.1 bp in the second quarter of 2002.

Net new assets were CHF 3.8 billion in the second quarter of 2003, compared with CHF 1.5 billion in the previous quarter. Assets under management were CHF 493.8 billion at June 30, 2003, an increase of CHF 36.8 billion, or 8.1%, from March 31, 2003, and CHF 28.1 billion, or 6.0%, from December 31, 2002, primarily driven by strong equity performance. Asian and European Private Banking again achieved above-average growth of net new assets.

In the second quarter of 2003, Private Banking launched a new advisory concept focusing on in-depth client asset and liability management . In addition, Private Banking further strengthened its market leadership in structuring and marketing innovative financial products and increased its mortgage lending business.

Corporate & Retail Banking
Corporate & Retail Banking reported a segment profit of CHF 157 million in the second quarter of 2003, an increase of 27% versus the previous quarter and an increase of 41% compared with the corresponding period of the previous year. Operating income rose 7% quarter-on-quarter to CHF 784 million, due mainly to realized gains from the recovery portfolio within other ordinary income, and higher interest and trading income in the second quarter of 2003. Compared with the second quarter of 2002, operating income was practically unchanged. In the second quarter of 2003, the net interest margin was 221 bp, an increase from 214 bp in the previous quarter.

Operating expenses increased CHF 11 million to CHF 484 million in the second quarter of 2003 versus the previous quarter, due to higher personnel expenses. A reduction in base salary costs in line with headcount development was exceeded by higher performance-related compensation accruals and charges for headcount reductions. Compared with the second quarter of 2002, operating expenses decreased CHF 68 million, or 12%, due to ongoing efficiency measures. In the first half of 2003, the actual credit-related provisions recorded were CHF 44 million below the statistical valuation adjustments. The credit portfolio further improved as a result of a CHF 0.5 billion reduction of impaired loans to CHF 5.6 billion in the second quarter of 2003. The cost/income ratio improved further in the second quarter of 2003 to 64.8%, compared with 67.4% in the previous quarter and 72.5% in the second quarter of 2002. The return on average allocated capital increased quarter-on-quarter from 10.7% to 13.3%.

Net new assets amounted to an inflow of CHF 0.5 billion in the second quarter of 2003, compared with a net asset outflow of CHF 3.4 billion in the previous quarter. Assets under management were CHF 66.8 billion at June 30, 2003, up 4.2% compared with March 31, 2003, but down 5.0% versus December 31, 2002. Corporate & Retail Banking, together with Private Banking, again achieved good growth in the private mortgage business .

Life & Pensions
In the first half of 2003, Life & Pensions reported a segment profit of CHF 228 million compared with a loss of CHF 412 million in the corresponding period of the previous year. This result was primarily driven by a significant improvement in investment performance and a reduction in administration costs. Compared with the first quarter of 2003, the segment profit increased CHF 6 million to CHF 117 million in the second quarter of 2003.

Life & Pensions reported a reduction in gross premiums written of 3%, or CHF 293 million, to CHF 10.0 billion in the first half of 2003, compared with the corresponding period of the previous year. Adjusted for acquisitions, divestitures and exchange rate impacts, premium volume decreased 1%. The slight decline in reported premium volume was due to both Life & Pensions’ ongoing selective underwriting policy and to strong reported single premium growth during the first six months of the previous year. Net new assets in the first half of 2003 amounted to CHF 2.7 billion, compared with CHF 4.3 billion in the first half of 2002, reflecting lower premium volumes and higher maturities and surrenders in selected markets.

In the first half of 2003, administration costs decreased 17% from CHF 721 million to CHF 599 million compared with the corresponding period of 2002. The expense ratio decreased 0.6 percentage points in the first half of 2003 to 8.4%, compared with 9.0% in the corresponding period of 2002. This improvement was mainly due to efficiency measures and the impact of one-time expenses in the first half of 2002.

Investment performance improved CHF 1.7 billion to CHF 2.5 billion in the first half of 2003 compared with the corresponding period of the previous year, primarily due to a significant decrease in impairments and realized losses on equity investments. In the first half of 2003, the total return on invested assets amounted to 5.0% – of which current income was 4.0% and realized gains/losses and other income/expenses were 1.0% – compared with 1.7% in the first half of 2002. The proportion of investments held in equities was 6% as of June 30, 2003, compared with 5% as of March 31, 2003 and 8% as of December 31, 2002.

In the second quarter of 2003, Life & Pensions announced the introduction of its new employee benefit model in Switzerland, effective as of January 1, 2004 . This new model is more closely aligned with the current economic environment and developments in terms of life expectancy.

Insurance
Insurance reported a segment profit of CHF 194 million in the first half of 2003 versus a segment loss of CHF 637 million in the first half of 2002. Quarter-on-quarter, segment profit increased CHF 10 million to CHF 102 million in the second quarter of 2003. The strong recovery of the Insurance segment in the first half of 2003 was mainly driven by a significant improvement in its underwriting result due to the implementation of broad-based tariff increases, a continued strict underwriting policy, a significant improvement in investment performance and reduced administration costs. Included in the second quarter 2003 result is a GBP 20 million charge (CHF 44 million) in the UK to reinforce the reserves in certain business lines in advance of completing the sale of Churchill to The Royal Bank of Scotland.

In the first half of 2003, Insurance’s net premiums earned increased CHF 330 million, or 4%, to CHF 8.1 billion compared with the corresponding period of the previous year. Adjusted for acquisitions, divestitures and exchange rate impacts, net premiums earned increased 10% primarily due to tariff increases across all major markets.

Insurance improved its net underwriting result by CHF 75 million in the first half of 2003, compared with the corresponding period of the previous year. The combined ratio decreased 3.2 percentage points to 100.6% in the first half of 2003, compared with 103.8% in the first half of 2002. This improvement resulted mainly from a decrease in the claims ratio of 3.3 percentage points to 71.6% in the first half of 2003 versus the corresponding period of 2002, reflecting improved pricing and the continued streamlining of the portfolio. In addition, only minimal losses resulting from natural catastrophes were reported during the first half of this year. In the second quarter of 2003, the combined ratio was 100.5%, compared with 100.7% in the previous quarter.

Despite premium growth, administration costs decreased 8%, from CHF 982 million in the first half of 2002 to CHF 905 million in the first half of 2003, reflecting progress in ongoing efficiency initiatives. The expense ratio remained unchanged at 29.0% in the first half of 2003, compared with the corresponding period of the previous year, despite higher policy acquisition costs, related mainly to premium growth and acquisition effects.

Insurance reported an improvement in net investment income from a loss of CHF 179 million in the first half of 2002 to an income of CHF 604 million in the first half of 2003, primarily due to a significant decrease in impairments and realized losses on equity investments. In the first half of 2003, the total return on invested assets was 3.7% – of which current income was 4.0% and realized gains/losses and other income/expenses were –0.3% – compared with –1.3% in the first half of 2002. The proportion of investments held in equities was 5% as of June 30, 2003, compared with 5% as of March 31, 2003, and 7% as of December 31, 2002.

Credit Suisse Financial Services business unit income statement – operating 1)
					Change	Change				Change
					in % from	in % from				in % from
							6 months

in CHF m	2Q2003	1Q2003	2Q2002		1Q2003	2Q2002	2003	2002		2002

Operating income 2)	3,435	3,393	2,718		1	26	6,828	6,024		13

Personnel expenses	1,394	1,369	1,474		2	(5)	2,763	2,917		(5)
Other operating expenses	706	779	909		(9)	(22)	1,485	1,723		(14)

Operating expenses	2,100	2,148	2,383		(2)	(12)	4,248	4,640		(8)

Gross operating profit	1,335	1,245	335		7	299	2,580	1,384		86

Depreciation of non-current assets	154	168	174		(8)	(11)	322	336		(4)
Amortization of Present Value of Future Profits (PVFP)	38	52	43		(27)	(12)	90	86		5
Valuation adjustments, provisions and losses	90	81	95		11	(5)	171	194		(12)

Net operating profit before extraordinary items, acquisition-related costs and taxes	1,053	944	23		12	–	1,997	768		160

Extraordinary income/(expenses), net	8	7	21		14	(62)	15	18		(17)
Taxes 3) 4)	(216)	(253)	(380)		(15)	(43)	(469)	(500)		(6)

Net operating profit/(loss) before acquisition-related costs and minority interests	845	698	(336)		21	–	1,543	286		440

Amortization of acquired intangible assets and goodwill	(27)	(25)	(46)		8	(41)	(52)	(75)		(31)
Tax impact	0	1	0		(100)	–	1	1		0

Business unit result before minority interests	818	674	(382)		21	–	1,492	212		–

Minority interests	(10)	(8)	85		25	–	(18)	83		–

Business unit result 5)	808	666	(297)		21	–	1,474	295		400

Increased/(decreased) credit-related valuation adjustments, net of tax 6)	(21)	(18)	6		17	–	(39)	3		–

Net profit/(loss)	829	684	(303)		21	–	1,513	292		418

Reconciliation to net operating profit/(loss)
Business unit result	808	666	(297)		21	–	1,474	295		400
Amortization of acquired intangible assets and goodwill, net of tax	(27)	(24)	(26)	7)	13	4	(51)	(54)	7)	(6)

Net operating profit/(loss)	835	690	(271)		21	–	1,525	349		337

1) The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results. Certain other items, including credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions and gains/losses from sales of investments within the insurance business are presented in the operating basis business unit results based on the Group’s segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to “Reconciliation of operating results to Swiss GAAP”.
2) For the purpose of the consolidated financial statements, operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from the insurance business.
3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 2Q2002 and for the 6 months 2002 of CHF –196 m and CHF –282 m, respectively.
4) Excluding tax impact on amortization of acquired intangible assets and goodwill.
5) Represents net profit/(loss) excluding credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions, net of tax.
6) Increased/(decreased) credit-related valuation adjustments before tax of CHF –27 m, CHF –24 m, CHF 8 m, CHF –51 m and CHF 4 m for 2Q2003, 1Q2003, 2Q2002, 6 months 2003 and 6 months 2002, respectively.
7) Excluding a CHF 20 m write-off relating to a participation.

Credit Suisse Financial Services business unit key information
				6 months

	2Q2003	1Q2003	2Q2002	2003	2002

Cost/income ratio 1)	66.7%	68.6%	97.9%	67.7%	84.9%
Cost/income ratio – operating 2) 3)	65.6%	68.3%	94.1%	66.9%	82.6%
Cost/income ratio – operating, banking 2)	60.8%	64.7%	64.5%	62.7%	60.6%

Return on average allocated capital 1)	26.0%	22.4%	(12.9%)	24.0%	3.4%
Return on average allocated capital – operating 2)	26.2%	22.6%	(11.9%)	24.2%	4.4%
Average allocated capital in CHF m	12,898	12,369	12,016	12,761	12,157

Growth in assets under management	7.0%	(2.0%)	(5.7%)	4.8%	(4.7%)
of which net new assets	0.7%	0.0%	1.0%	0.8%	2.4%
of which market movement and structural effects	6.3%	(2.1%)	(6.7%)	4.1%	(6.7%)
of which acquisitions/(divestitures)	(0.1%)	–	–	(0.1%)	(0.4%)
of which discretionary	2.6%	(0.3%)	(1.5%)	2.2%	(0.7%)

			30.06.03	31.03.03	31.12.02

Assets under management in CHF bn			710.2	663.8	677.5

Number of employees (full-time equivalents)			52,490	52,871	53,755

1) Based on the business unit results on a Swiss GAAP basis.
2) Based on the operating basis business unit results, which exclude certain acquisition-related costs not allocated to the segments and reflect certain reclassifications discussed in the “Reconciliation of operating results to Swiss GAAP”.
3) Excluding amortization of PVFP from the insurance business within Credit Suisse Financial Services.

Overview of business unit Credit Suisse Financial Services – operating 1)
					Credit
		Corporate			Suisse
	Private	& Retail	Life &		Financial
2Q2003, in CHF m	Banking	Banking	Pensions	Insurance	Services

Operating income 2)	1,429	784	513	709	3,435

Personnel expenses	546	313	180	355	1,394
Other operating expenses	247	171	123	165	706

Operating expenses	793	484	303	520	2,100

Gross operating profit	636	300	210	189	1,335

Depreciation of non-current assets	45	24	34	51	154
Amortization of Present Value of Future Profits (PVFP)	–	–	36	2	38
Valuation adjustments, provisions and losses	19	71	–	–	90

Net operating profit before extraordinary items, acquisition-related costs and taxes	572	205	140	136	1,053

Extraordinary income/(expenses), net	7	1	0	0	8
Taxes 3)	(110)	(49)	(23)	(34)	(216)

Net operating profit before acquisition-related costs and minority interests	469	157	117	102	845

Amortization of acquired intangible assets and goodwill					(27)

Business unit result before minority interests					818

Minority interests					(10)

Business unit result 4)					808

Other data:
Average allocated capital 5)	2,349	4,721	5,828		12,898

1) The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results. Certain other items, including credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions and gains/losses from sales of investments within the insurance business are presented in the operating basis business unit results based on the Group’s segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to “Reconciliation of operating results to Swiss GAAP”.
2) Operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from the insurance business.
3) Excluding tax impact on amortization of acquired intangible assets and goodwill.
4) Represents net profit excluding credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions.
5) Amount relating to Life & Pensions and Insurance segments represents the average shareholders' equity of “Winterthur” Swiss Insurance Company.

Private Banking income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m	2Q2003	1Q2003	2Q2002	1Q2003	2Q2002	2003	2002	2002

Net interest income	301	310	322	(3)	(7)	611	648	(6)
Net commission and service fee income	968	889	1,056	9	(8)	1,857	2,239	(17)
Net trading income	151	102	142	48	6	253	287	(12)
Other ordinary income	9	9	26	0	(65)	18	32	(44)

Operating income	1,429	1,310	1,546	9	(8)	2,739	3,206	(15)

Personnel expenses	546	515	561	6	(3)	1,061	1,114	(5)
Other operating expenses	247	256	321	(4)	(23)	503	604	(17)

Operating expenses	793	771	882	3	(10)	1,564	1,718	(9)

Gross operating profit	636	539	664	18	(4)	1,175	1,488	(21)

Depreciation of non-current assets	45	57	52	(21)	(13)	102	101	1
Valuation adjustments, provisions and losses 2)	19	4	23	375	(17)	23	34	(32)

Net operating profit before extraordinary items and taxes	572	478	589	20	(3)	1,050	1,353	(22)

Extraordinary income/(expenses), net	7	7	21	0	(67)	14	19	(26)
Taxes 3)	(110)	(114)	(140)	(4)	(21)	(224)	(294)	(24)

Net operating profit before minority interests (segment result)	469	371	470	26	0	840	1,078	(22)

Other data:
Increased/(decreased) credit-related valuation adjustments 2)	(7)	0	(9)	–	(22)	(7)	(7)	0

1) 2002 comparative figures have been restated to reflect the realignment of the private client business as of 01.01.2003. This entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill not allocated to the segments are included in the business unit results.
2) Increased/(decreased) credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions.
3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 2Q2002 and for the 6 months 2002 of CHF –131 m and CHF –271 m, respectively.

Private Banking balance sheet information 1)
				Change	Change
				in % from	in % from
in CHF m	30.06.03	31.03.03	31.12.02	31.03.03	31.12.02

Total assets	158,982	152,910	155,363	4	2

Due from customers	31,948	33,493	35,580	(5)	(10)
Mortgages	24,527	23,603	22,935	4	7

1) 2002 comparative figures have been restated to reflect the realignment of the private client business as of 01.01.2003. This entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking.

Private Banking key information 1)
				6 months

	2Q2003	1Q2003	2Q2002	2003	2002

Cost/income ratio 2)	58.6%	63.2%	60.4%	60.8%	56.7%

Average allocated capital in CHF m	2,349	2,261	2,434	2,304	2,381

Pre-tax margin 2)	40.5%	37.0%	39.5%	38.8%	42.8%

Fee income/operating income	67.7%	67.9%	68.3%	67.8%	69.8%

Net new assets in CHF bn	3.8	1.5	5.6	5.3	14.8

Growth in assets under management	8.1%	(1.9%)	(7.3%)	6.0%	(5.1%)
of which net new assets	0.8%	0.3%	1.1%	1.1%	2.8%
of which market movement and structural effects	7.2%	(2.2%)	(8.3%)	4.9%	(8.0%)

Net margin 3)	39.5 bp	32.2 bp	36.5 bp	35.9 bp	41.5 bp
Gross margin 4)	120.4 bp	113.8 bp	120.1 bp	117.2 bp	123.3 bp

			30.06.03	31.03.03	31.12.02

Assets under management in CHF bn			493.8	457.0	465.7

Number of employees (full-time equivalents)			11,964	12,249	12,587

1) 2002 comparative figures have been restated to reflect the realignment of the private client business as of 01.01.2003. This entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking.
2) Based on the segment results, which exclude certain acquisition-related costs not allocated to the segment.
3) Net operating profit before minority interests (segment result)/average assets under management.
4) Operating income/average assets under management.

Corporate & Retail Banking income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m	2Q2003	1Q2003	2Q2002	1Q2003	2Q2002	2003	2002	2002

Net interest income	515	502	520	3	(1)	1,017	1,060	(4)
Net commission and service fee income	147	149	168	(1)	(13)	296	340	(13)
Net trading income	76	69	82	10	(7)	145	145	0
Other ordinary income	46	14	23	229	100	60	38	58

Operating income	784	734	793	7	(1)	1,518	1,583	(4)

Personnel expenses	313	300	312	4	0	613	606	1
Other operating expenses	171	173	240	(1)	(29)	344	434	(21)

Operating expenses	484	473	552	2	(12)	957	1,040	(8)

Gross operating profit	300	261	241	15	24	561	543	3

Depreciation of non-current assets	24	22	23	9	4	46	45	2
Valuation adjustments, provisions and losses 2)	71	77	72	(8)	(1)	148	160	(8)

Net operating profit before extraordinary items and taxes	205	162	146	27	40	367	338	9

Extraordinary income/(expenses), net	1	0	0	–	–	1	(1)	–
Taxes 3)	(49)	(38)	(35)	29	40	(87)	(80)	9

Net operating profit before minority interests (segment result)	157	124	111	27	41	281	257	9

Other data:
Increased/(decreased) credit-related valuation adjustments 2)	(20)	(24)	17	(17)	–	(44)	11	–

1) 2002 comparative figures have been restated to reflect the realignment of the private client business as of 01.01.2003. This entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results.
2) Increased/(decreased) credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions.
3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would not have had an impact on the taxes reported for 2Q2002 and for the 6 months 2002.

Corporate & Retail Banking balance sheet information 1)
				Change	Change
				in % from	in % from
in CHF m	30.06.03	31.03.03	31.12.02	31.03.03	31.12.02

Total assets	93,624	93,104	94,203	1	(1)

Due from customers	26,004	26,952	27,179	(4)	(4)
Mortgages	58,616	57,927	57,165	1	3

Due to customers in savings and investment deposits	27,848	27,830	27,081	0	3
Due to customers, other	27,749	27,561	27,509	1	1

1) 2002 comparative figures have been restated to reflect the realignment of the private client business as of 01.01.2003. This entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking.

Corporate & Retail Banking key information 1)
				6 months

	2Q2003	1Q2003	2Q2002	2003	2002

Cost/income ratio 2)	64.8%	67.4%	72.5%	66.1%	68.5%

Return on average allocated capital 2)	13.3%	10.7%	8.4%	11.9%	10.0%
Average allocated capital in CHF m	4,721	4,656	5,265	4,710	5,139

Pre-tax margin 2)	26.3%	22.1%	18.4%	24.2%	21.3%

Personnel expenses/operating income	39.9%	40.9%	39.3%	40.4%	38.3%

Net interest margin	221 bp	214 bp	224 bp	217 bp	227 bp

Loan growth	(0.3%)	0.6%	(0.9%)	0.3%	1.4%

Net new assets in CHF bn	0.5	(3.4)	0.3	(2.9)	(1.1)

			30.06.03	31.03.03	31.12.02

Deposit/loan ratio			65.7%	65.3%	64.7%

Assets under management in CHF bn			66.8	64.1	70.3

Number of employees (full-time equivalents)			8,674	8,929	9,038

Number of branches			221	221	223

1) 2002 comparative figures have been restated to reflect the realignment of the private client business as of 01.01.2003. This entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking.
2) Based on the segment results, which exclude certain acquisition-related costs not allocated to the segment.

Life & Pensions income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m	2Q2003	1Q2003	2Q2002	1Q2003	2Q2002	2003	2002	2002

Gross premiums written	3,466	6,499	3,496	(47)	(1)	9,965	10,258	(3)
Reinsurance ceded	(13)	(23)	(101)	(43)	(87)	(36)	(197)	(82)

Net premiums written	3,453	6,476	3,395	(47)	2	9,929	10,061	(1)

Change in provision for unearned premiums	0	(10)	(2)	(100)	(100)	(10)	(41)	(76)

Net premiums earned	3,453	6,466	3,393	(47)	2	9,919	10,020	(1)

Death and other benefits incurred	(2,870)	(4,100)	(2,834)	(30)	1	(6,970)	(6,647)	5
Change in provision for future policyholder benefits (technical)	(1,098)	(2,871)	(1,071)	(62)	3	(3,969)	(4,360)	(9)
Change in provision for future policyholder benefits (separate account) 2)	(916)	211	687	–	–	(705)	546	–
Dividends to policyholders incurred	(202)	(24)	678	–	–	(226)	813	–
Policy acquisition costs (including change in DAC/PVFP)	(120)	(120)	(118)	–	2	(240)	(198)	21
Administration costs	(277)	(322)	(377)	(14)	(27)	(599)	(721)	(17)
Investment income general account	1,296	1,221	4	6	–	2,517	796	216
Investment income separate account 2)	916	(211)	(687)	–	–	705	(546)	–
Interest received and paid	(14)	(19)	4	(26)	–	(33)	(23)	43
Interest on bonuses credited to policyholders	(53)	(33)	(47)	61	13	(86)	(76)	13
Other income/(expenses)	25	(13)	87	–	(71)	12	93	(87)

Net operating profit/(loss) before taxes	140	185	(281)	(24)	–	325	(303)	–

Taxes 3)	(23)	(74)	(146)	(69)	(84)	(97)	(109)	(11)

Net operating profit/(loss) before minority interests (segment result)	117	111	(427)	5	–	228	(412)	–

1) The presentation of segment results differs from the presentation of the Group's consolidated results as it reflects the way the insurance business is managed, which is in line with peers in the insurance industry. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill not allocated to the segments are included in the business unit results.
2) This represents the market impact for separate account (or unit-linked) business, where the investment risk is borne by the policyholder.
3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 2Q2002 and for the 6 months 2002 of CHF –8 m and CHF 55 m, respectively.

Life & Pensions key information
				6 months

	2Q2003	1Q2003	2Q2002	2003	2002

Expense ratio 1)	11.5%	6.8%	14.2%	8.4%	9.0%

Growth in gross premiums written	(0.9%)	(3.9%)	9.7%	(2.9%)	9.4%

Return on invested assets (excluding separate account business)
Current income	4.2%	3.9%	4.5%	4.0%	4.2%
Realized gains/losses and other income/expenses	0.9%	1.1%	(4.4%)	1.0%	(2.5%)
Total return on invested assets 2)	5.1%	4.9%	0.1%	5.0%	1.7%

Net new assets in CHF bn 3)	0.5	2.2	1.3	2.7	4.3

Total sales in CHF m 4)	4,164	7,372	4,484	11,536	12,267

			30.06.03	31.03.03	31.12.02

Assets under management in CHF bn 5)			117.0	111.7	110.8

Technical provisions in CHF m			113,059	108,490	105,939

Number of employees (full-time equivalents)			7,519	7,629	7,815

1) Operating expenses (i.e. policy acquisition costs and administration costs)/gross premiums written. Previous periods restated to reflect change in calculation.
2) Total return on invested assets includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses.
3) Based on change in technical provisions for traditional business, adjusted for technical interests, net inflow of separate account business and change in off-balance sheet business such as funds.
4) Includes gross premiums written and off-balance sheet sales.
5) Based on savings-related provisions for policyholders plus off-balance sheet assets.

Insurance income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m	2Q2003	1Q2003	2Q2002	1Q2003	2Q2002	2003	2002	2002

Gross premiums written	4,037	6,835	4,122	(41)	(2)	10,872	10,790	1
Reinsurance ceded	(236)	(427)	(204)	(45)	16	(663)	(619)	7

Net premiums written	3,801	6,408	3,918	(41)	(3)	10,209	10,171	0

Change in provision for unearned premiums and in provision for future policy benefits (health)	285	(2,430)	65	–	338	(2,145)	(2,437)	(12)

Net premiums earned	4,086	3,978	3,983	3	3	8,064	7,734	4

Claims and annuities incurred, net	(2,945)	(2,826)	(2,976)	4	(1)	(5,771)	(5,795)	0
Dividends to policyholders incurred, net	(77)	(45)	117	71	–	(122)	50	–
Policy acquisition costs (including change in DAC/PVFP)	(726)	(710)	(678)	2	7	(1,436)	(1,252)	15
Administration costs	(433)	(472)	(479)	(8)	(10)	(905)	(982)	(8)

Underwriting result, net	(95)	(75)	(33)	27	188	(170)	(245)	(31)

Net investment income	315	289	(266)	9	–	604	(179)	–
Interest received and paid	(27)	(47)	(28)	(43)	(4)	(74)	(31)	139
Other income/(expenses), net	(57)	(48)	(104)	19	(45)	(105)	(165)	(36)

Net operating profit/(loss) before taxes	136	119	(431)	14	–	255	(620)	–

Taxes 2)	(34)	(27)	(59)	26	(42)	(61)	(17)	259

Net operating profit/(loss) before minority interests (segment result)	102	92	(490)	11	–	194	(637)	–

1) The presentation of segment results differs from the presentation of the Group's consolidated results as it reflects the way the insurance business is managed, which is in line with peers in the insurance industry. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results.
2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 2Q2002 and for the 6 months 2002 of CHF –22 m and CHF 14 m, respectively.

Insurance key information
				6 months

	2Q2003	1Q2003	2Q2002	2003	2002

Combined ratio (excluding dividends to policyholders)	100.5%	100.7%	103.7%	100.6%	103.8%

Claims ratio 1)	72.1%	71.0%	74.7%	71.6%	74.9%

Expense ratio 2)	28.4%	29.7%	29.0%	29.0%	28.9%

Return on invested assets
Current income	4.1%	3.9%	5.0%	4.0%	4.4%
Realized gains/losses and other income/expenses	(0.1%)	(0.5%)	(8.8%)	(0.3%)	(5.7%)
Total return on invested assets 3)	4.0%	3.5%	(3.8%)	3.7%	(1.3%)

			30.06.03	31.03.03	31.12.02

Assets under management in CHF bn			32.6	31.0	30.7

Technical provisions in CHF m			32,308	31,429	28,745

Number of employees (full-time equivalents)			24,333	24,064	24,315

1) Claims and annuities incurred, net/net premiums earned.
2) Operating expenses (i.e. policy acquisition costs and administration costs)/net premiums earned.
3) Total return on invested assets includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses.

REVIEW OF BUSINESS UNITS | CREDIT SUISSE FIRST BOSTON

Credit Suisse First Boston’s net profit improved 84% to USD 296 million (CHF 395 million) in the second quarter of 2003, compared with net profit of USD 161 million (CHF 221 million) in the first quarter of 2003, and more than tripled compared with net profit of USD 61 million (CHF 101 million) in the second quarter of 2002. Improved operating income and continued cost control contributed to the increased result from the first quarter of 2003. Along with strong Fixed Income results, improvements in the Equity and Investment Banking divisions resulted in higher profit for the Institutional Securities segment. CSFB Financial Services’ segment profit remained practically unchanged compared to the previous quarter. Credit Suisse First Boston’s assets under management, including private equity, totaled USD 387.3 billion (CHF 524.0 billion) as of June 30, 2003, an increase of 6.3% from March 31, 2003, primarily due to market appreciation and favorable foreign exchange impact.

Credit Suisse First Boston’s net operating profit, which is net profit excluding the amortization of acquired intangible assets and goodwill net of tax, increased to USD 426 million (CHF 570 million) in the second quarter of 2003, compared with USD 292 million (CHF 400 million) and USD 229 million (CHF 371 million) in the first quarter of 2003 and the second quarter of 2002, respectively. For the first six months of 2003 net operating profit was USD 718 million (CHF 970 million). Excluding Pershing, which was sold to The Bank of New York on May 1, 2003 , net operating profit increased 55% and 105% compared with the first quarter of 2003 and second quarter of 2002, respectively. The second quarter 2003 operating income increased 9% to USD 3.2 billion (CHF 4.2 billion) versus the first quarter of 2003, principally due to improvements in the Equity division, coupled with higher contributions from the Investment Banking division and continued strong results from the Fixed Income division. Compared with the second quarter of 2002, operating income decreased 9%; however, excluding Pershing, this decrease was 3%.

Credit Suisse First Boston’s continued focus on cost control led to an improvement in the operating pre-tax margin to 18.3% in the second quarter of 2003, compared with 13.2% in the first quarter of 2003 and 7.7% in the second quarter of 2002. Operating expenses in the second quarter of 2003 increased 7% compared with the first quarter of 2003, principally due to an increase in incentive compensation accruals linked to improved performance. Second quarter 2003 operating expenses decreased 12% compared with the second quarter of 2002 due to headcount reductions and cost containment efforts, and excluding Pershing for comparability, operating expenses declined 7%.

Reflecting an improved credit environment, loan sales and recoveries and a USD 22 million (CHF 30 million) release for the allowance for inherent credit losses on non-impaired loans, second quarter 2003 valuation adjustments, provisions and losses of USD 49 million (CHF 63 million) decreased 62% and 81% compared with the first quarter of 2003 and second quarter of 2002, respectively.

As noted on page 5, the results of the Credit Suisse First Boston business unit and its segments are discussed on an operating basis. For a reconciliation of operating basis business unit results to Swiss GAAP and a discussion of the material reconciling items, the purpose of the operating basis results and the reasons why management believes they provide useful information for investors, please refer to “Reconciliation of operating results to Swiss GAAP” on pages 30 – 34.

Institutional Securities
The Institutional Securities segment reported a segment profit of USD 470 million (CHF 628 million) for the second quarter of 2003, compared with USD 348 million (CHF 476 million) in the first quarter of 2003 and USD 296 million (CHF 477 million) in the second quarter of 2002. Operating income increased 10% to USD 2.9 billion (CHF 3.8 billion) in the second quarter of 2003 compared with the first quarter of 2003, largely reflecting continued strength in the Fixed Income division and improvements in the Equity and Investment Banking divisions. Second quarter 2003 operating expenses increased 8% compared with the first quarter of 2003 due to an increase in incentive compensation accruals in line with improved performance. Compared with the second quarter of 2002, operating income decreased 2%, principally due to reduced merger and acquisition results, and operating expenses decreased 7%, due to a significant decline in personnel expenses. Reflecting improved credit conditions, second quarter 2003 valuation adjustments, provisions and losses of USD 56 million (CHF 73 million) were 50% and 78% lower than the first quarter of 2003 and the second quarter of 2002, respectively.

Fixed Income ’s second quarter 2003 operating income of USD 1.4 billion (CHF 1.9 billion) was in line with the first quarter of 2003. Operating income continued to be strong across all Fixed Income business lines with increases in the emerging markets and leveraged and bank finance areas, which were favorably impacted by tighter credit spreads and greater demand for higher yielding fixed income products, partially offset by a decrease in interest rate products stemming from lower derivative volatility and volume. Credit products performed well on the strength of the commercial mortgage-backed securitization, as Credit Suisse First Boston executed this year’s largest collateralized financing during the quarter and earned a first place year-to-date ranking on global commercial mortgage-backed securities transactions. Compared with the second quarter of 2002, second quarter 2003 operating income increased 14%, primarily related to the more favorable environment for leveraged and bank finance and the emerging market derivatives and currency trading business.

The Equity   division’s second quarter 2003 operating income increased 24% to USD 746 million (CHF 995 million) compared with the first quarter of 2003. Operating income generated from derivatives activities increased, particularly related to convertible securities. Although remaining at generally low levels, cash trading activity increased compared with the first quarter of 2003, as a result of increased new issuances spurred by greater investor demand. Compared with the second quarter of 2002, operating income declined 2%, as strength in convertible securities, options and structured product derivative transactions, all of which benefited from an increase in customer volume, was more than offset by decreases in the cash business.

Investment Banking ’s second quarter 2003 operating income, which includes private equity, increased 18% to USD 644 million (CHF 857 million) compared with the first quarter of 2003. The increase was primarily attributable to higher equity and high-yield new issuance activity, coupled with gains on private equity investment sales. The increased equity and high-yield new issuances reflected industry trends as activity in these markets increased approximately 145% and 96%, respectively, compared with the first quarter of 2003. Credit Suisse First Boston continues to be ranked first in terms of global high-yield new issuances. Operating income from merger and acquisition activity declined in the second quarter of 2003 compared with the first quarter of 2003. Compared with the second quarter of 2002, Investment Banking’s operating income declined 29%, principally due to a reduction in merger and acquisition activity, which in US dollar volume terms decreased 28%.

Active private equity investments net gains (both realized and unrealized gains and losses) were USD 59 million (CHF 79 million) in the second quarter of 2003, compared with net gains of USD 30 million (CHF 41 million) in the first quarter of 2003 and net gains of USD 146 million (CHF 237 million) in the second quarter of 2002, including gains from the sale of an investment in Swiss Re of USD 114 million (CHF 182 million). Management and performance fees were USD 45 million (CHF 60 million) in the second quarter of 2003, compared with USD 44 million (CHF 60 million) in the first quarter of 2003 and USD 52 million (CHF 83 million) in the second quarter of 2002. The book value of the active private equity investments was USD 888 million (CHF 1.2 billion) and fair value was USD 943 million (CHF 1.3 billion) as of June 30, 2003.

Second quarter 2003 operating income for the Other division was USD 57 million (CHF 77 million), compared with operating income of USD 47 million (CHF 64 million) and of USD 10 million (CHF 23 million) in the first quarter of 2003 and the second quarter of 2002, respectively. The increase in operating income was principally related to the sale of investments and lower write-downs on the non-continuing businesses, which include real estate, distressed trading and private equity investments. The aggregate operating loss related to all non-continuing legacy businesses in the second quarter of 2003 was USD 10 million (CHF 12 million), compared with USD 42 million (CHF 57 million) and USD 97 million (CHF 151 million) in the first quarter of 2003 and the second quarter of 2002, respectively. Credit Suisse First Boston continues to reduce the net exposure of the non-continuing portfolio as market conditions permit. As of June 30, 2003, the net exposure of the entire non-continuing portfolio, including unfunded commitments on the real estate portfolio, was USD 2.5 billion (CHF 3.4 billion), a decrease of USD 0.2 billion (CHF 0.3 billion) compared with March 31, 2003.

CSFB Financial Services
CSFB Financial Services reported a segment profit of USD 38 million (CHF 50 million) for the second quarter of 2003, an increase of 3% compared with the first quarter of 2003 and a decrease of 46% compared with the second quarter of 2002, primarily due to the May 1, 2003 sale of Pershing. Operating income for the second quarter of 2003 was USD 299 million (CHF 397 million), down 2% and 46% from the first quarter of 2003 and the second quarter of 2002, respectively, while operating expenses increased 5% and decreased 42%, respectively. Excluding Pershing, operating income increased 3% in the second quarter of 2003 compared with the first quarter of 2003, mainly as a result of higher Credit Suisse Asset Management results. Compared with the second quarter of 2002, operating income excluding Pershing decreased 13% due to lower Private Client Services results. Excluding Pershing, operating expenses in the second quarter of 2003 decreased 5% compared with the second quarter of 2002. Pershing’s net results of nil and USD 15 million (CHF 21 million) were reported within the CSFB Financial Services’ segment operating income in the second and first quarters of 2003, respectively. Pershing’s second quarter 2002 operating income and operating expenses were USD 209 million (CHF 334 million) and USD 164 million (CHF 263 million), respectively. First half 2003 and 2002 operating income for Pershing was USD 15 million (CHF 21 million) and USD 440 million (CHF 722 million), respectively, and first half 2002 operating expenses were USD 333 million (CHF 547 million).

Credit Suisse Asset Management ’s operating income in the second quarter of 2003 increased 5% compared with the first quarter of 2003 due to the market appreciation and favorable foreign exchange impact. Operating income increased 1% compared with the second quarter of 2002. Assets under management increased USD 19.7 billion (CHF 23.7 billion), or 6.8%, compared with March 31, 2003, to USD 311.4 billion (CHF 421.3 billion) as of June 30, 2003, due to market appreciation offset by a USD 1.3 billion (CHF 1.7 billion) net outflow of assets. Discretionary assets under management increased USD 14.4 billion (CHF 17.5 billion) as of June 30, 2003, compared with March 31, 2003.

Private Client Services ’ operating income for the second quarter of 2003 increased 1% compared with the first quarter of 2003 and assets under management increased 5.1% compared with the first quarter 2003. Compared with the second quarter of 2002, operating income decreased 28%, reflecting declines in customer debit balances, reduced trading activity and assets under management. Private Client Services’ net outflow of assets was USD 1.3 billion (CHF 1.8 billion) for the second quarter of 2003.

In June 2003, Credit Suisse First Boston completed its acquisition of Volaris Advisors. The acquisition of Volaris , a New York based equity-options strategies firm providing yield-enhancement and volatility management services, is expected to enhance Private Clients Services’ business by expanding its service offering.

Credit Suisse First Boston business unit income statement – operating 1)
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in USD m	2Q2003	1Q2003	2Q2002	1Q2003	2Q2002	2003	2002	2002

Operating income	3,187	2,920	3,493	9	(9)	6,107	6,770	(10)

Personnel expenses	1,648	1,509	1,921	9	(14)	3,157	3,729	(15)
Other operating expenses	680	660	734	3	(7)	1,340	1,509	(11)

Operating expenses	2,328	2,169	2,655	7	(12)	4,497	5,238	(14)

Gross operating profit	859	751	838	14	3	1,610	1,532	5

Depreciation of non-current assets	105	94	116	12	(9)	199	239	(17)
Valuation adjustments, provisions and losses	49	128	260	(62)	(81)	177	462	(62)

Net operating profit before extraordinary items, acquisition-related costs and taxes	705	529	462	33	53	1,234	831	48

Extraordinary income/(expenses), net	0	0	16	–	(100)	0	16	(100)
Taxes 2) 3)	(197)	(144)	(111)	37	77	(341)	(192)	78

Net operating profit before acquisition-related costs and minority interests	508	385	367	32	38	893	655	36

Acquisition interest	(48)	(63)	(99)	(24)	(52)	(111)	(198)	(44)
Amortization of retention payments	(78)	(80)	(112)	(3)	(30)	(158)	(219)	(28)
Amortization of acquired intangible assets and goodwill	(150)	(151)	(206)	(1)	(27)	(301)	(419)	(28)
Tax impact	64	70	111	(9)	(42)	134	223	(40)

Net profit before minority interests	296	161	61	84	385	457	42	–

Minority interests	0	0	0	–	–	0	0	–

Net profit 4)	296	161	61	84	385	457	42	–

Reconciliation to net operating profit
Net profit	296	161	61	84	385	457	42	–
Amortization of acquired intangible assets and goodwill, net of tax	130	131	168	(1)	(23)	261	342	(24)

Net operating profit	426	292	229	46	86	718	384	87

See page 22 for footnotes.

Credit Suisse First Boston business unit income statement – operating 1)
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m	2Q2003	1Q2003	2Q2002	1Q2003	2Q2002	2003	2002	2002

Operating income	4,243	4,001	5,598	6	(24)	8,244	11,103	(26)

Personnel expenses	2,195	2,067	3,078	6	(29)	4,262	6,115	(30)
Other operating expenses	905	904	1,172	0	(23)	1,809	2,474	(27)

Operating expenses	3,100	2,971	4,250	4	(27)	6,071	8,589	(29)

Gross operating profit	1,143	1,030	1,348	11	(15)	2,173	2,514	(14)

Depreciation of non-current assets	138	130	185	6	(25)	268	392	(32)
Valuation adjustments, provisions and losses	63	176	420	(64)	(85)	239	758	(68)

Net operating profit before extraordinary items, acquisition-related costs and taxes	942	724	743	30	27	1,666	1,364	22

Extraordinary income/(expenses), net	0	0	26	–	(100)	0	26	(100)
Taxes 2) 3)	(264)	(197)	(178)	34	48	(461)	(315)	46

Net operating profit before acquisition-related costs and minority interests	678	527	591	29	15	1,205	1,075	12

Acquisition interest	(64)	(86)	(158)	(26)	(59)	(150)	(325)	(54)
Amortization of retention payments	(102)	(110)	(180)	(7)	(43)	(212)	(359)	(41)
Amortization of acquired intangible assets and goodwill	(201)	(206)	(330)	(2)	(39)	(407)	(687)	(41)
Tax impact	84	96	178	(13)	(53)	180	365	(51)

Net profit before minority interests	395	221	101	79	291	616	69	–

Minority interests	0	0	0	–	–	0	0	–

Net profit 4)	395	221	101	79	291	616	69	–

Reconciliation to net operating profit
Net profit	395	221	101	79	291	616	69	–
Amortization of acquired intangible assets and goodwill, net of tax	175	179	270	(2)	(35)	354	561	(37)

Net operating profit	570	400	371	43	54	970	630	54

1) The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results. Certain other items, including brokerage, execution and clearing expenses, contractor and recruitment costs and expenses related to certain redeemable preferred securities classified as minority interests are presented in the operating basis business unit results based on the Group’s segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to “Reconciliation of operating results to Swiss GAAP”.
2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 2Q2002 and for the 6 months 2002 of CHF 14 m (USD 6 m) and CHF –123 m (USD –75 m), respectively.
3) Excluding tax impact on acquisition-related costs.
4) Net profit is identical on an operating and Swiss GAAP basis.

Credit Suisse First Boston business unit key information
				6 months

based on CHF amounts	2Q2003	1Q2003	2Q2002	2003	2002

Cost/income ratio 1)	78.5%	80.7%	84.0%	79.6%	85.8%
Cost/income ratio – operating 2)	76.3%	77.5%	79.2%	76.9%	80.9%

Return on average allocated capital 1)	13.5%	7.4%	3.3%	10.3%	1.5%
Return on average allocated capital – operating 2)	18.5%	12.4%	9.9%	15.3%	8.5%
Average allocated capital in CHF m	12,305	12,889	14,958	12,649	14,769

Pre-tax margin 1)	14.9%	9.1%	2.3%	12.1%	0.6%
Pre-tax margin – operating 2)	18.3%	13.2%	7.7%	15.8%	6.4%

Personnel expenses/operating income 1)	58.8%	59.5%	63.7%	59.1%	64.0%
Personnel expenses/operating income – operating 2)	51.7%	51.7%	55.0%	51.7%	55.1%

			30.06.03	31.03.03	31.12.02

Number of employees (full-time equivalents)			18,716	19,218	23,424

1) Based on the business unit results on a Swiss GAAP basis.
2) Based on the operating basis business unit results, which exclude certain acquisition-related costs not allocated to the segments and reflect certain other reclassifications discussed in the “Reconciliation of operating results to Swiss GAAP”.

Overview of business unit Credit Suisse First Boston – operating 1)
	in USD m			in CHF m

		CSFB			CSFB
	Institutional	Financial	Credit Suisse	Institutional	Financial	Credit Suisse
2Q2003	Securities	Services	First Boston	Securities	Services	First Boston

Operating income	2,888	299	3,187	3,846	397	4,243

Personnel expenses	1,492	156	1,648	1,987	208	2,195
Other operating expenses	591	89	680	786	119	905

Operating expenses	2,083	245	2,328	2,773	327	3,100

Gross operating profit	805	54	859	1,073	70	1,143

Depreciation of non-current assets	96	9	105	127	11	138
Valuation adjustments, provisions and losses	56	(7)	49	73	(10)	63

Net operating profit before extraordinary items, acquisition-related costs and taxes	653	52	705	873	69	942

Taxes 2)	(183)	(14)	(197)	(245)	(19)	(264)

Net operating profit before acquisition-related costs and minority interests	470	38	508	628	50	678

Acquisition interest			(48)			(64)
Amortization of retention payments			(78)			(102)
Amortization of acquired intangible assets and goodwill			(150)			(201)
Tax impact			64			84

Net profit 3)			296			395

Other data:
Average allocated capital	8,794	407	9,061	11,943	552	12,305

1) The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results. Certain other items, including brokerage, execution and clearing expenses, contractor and recruitment costs and expenses related to certain redeemable preferred securities classified as minority interests are presented in the operating basis business unit results based on the Group’s segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to “Reconciliation of operating results to Swiss GAAP”.
2) Excluding tax impact on acquisition-related costs.
3) Net profit is identical on an operating and Swiss GAAP basis.

Institutional Securities income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in USD m	2Q2003	1Q2003	2Q2002	1Q2003	2Q2002	2003	2002	2002

Fixed Income 2)	1,441	1,422	1,263	1	14	2,863	2,532	13
Equity	746	602	760	24	(2)	1,348	1,615	(17)
Investment Banking 3)	644	545	907	18	(29)	1,189	1,648	(28)
Other 2) 3)	57	47	10	21	470	104	(114)	–

Operating income	2,888	2,616	2,940	10	(2)	5,504	5,681	(3)

Personnel expenses	1,492	1,361	1,662	10	(10)	2,853	3,212	(11)
Other operating expenses	591	574	570	3	4	1,165	1,188	(2)

Operating expenses	2,083	1,935	2,232	8	(7)	4,018	4,400	(9)

Gross operating profit	805	681	708	18	14	1,486	1,281	16

Depreciation of non-current assets	96	86	93	12	3	182	195	(7)
Valuation adjustments, provisions and losses	56	112	252	(50)	(78)	168	451	(63)

Net operating profit before extraordinary items, acquisition-related costs and taxes	653	483	363	35	80	1,136	635	79

Extraordinary income/(expenses), net	0	0	16	–	(100)	0	16	(100)
Taxes 4)	(183)	(135)	(83)	36	120	(318)	(137)	132

Net operating profit before acquisition-related costs and minority interests (segment result)	470	348	296	35	59	818	514	59

1) Certain reclassifications have been made to conform to the current presentation. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results.
2) Reflects the movement of the results of certain non-continuing real estate and distressed assets from Fixed Income to Other.
3) Reflects the movement of the results of certain non-continuing private equity business from Investment Banking to Other.
4) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 2Q2002 and for the 6 months 2002 of USD 34 m and USD –20 m, respectively.

Institutional Securities income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m	2Q2003	1Q2003	2Q2002	1Q2003	2Q2002	2003	2002	2002

Fixed Income 2)	1,917	1,948	2,021	(2)	(5)	3,865	4,153	(7)
Equity	995	825	1,211	21	(18)	1,820	2,648	(31)
Investment Banking 3)	857	748	1,458	15	(41)	1,605	2,703	(41)
Other 2) 3)	77	64	23	20	235	141	(187)	–

Operating income	3,846	3,585	4,713	7	(18)	7,431	9,317	(20)

Personnel expenses	1,987	1,864	2,665	7	(25)	3,851	5,268	(27)
Other operating expenses	786	787	908	0	(13)	1,573	1,947	(19)

Operating expenses	2,773	2,651	3,573	5	(22)	5,424	7,215	(25)

Gross operating profit	1,073	934	1,140	15	(6)	2,007	2,102	(5)

Depreciation of non-current assets	127	119	149	7	(15)	246	320	(23)
Valuation adjustments, provisions and losses	73	154	406	(53)	(82)	227	739	(69)

Net operating profit before extraordinary items, acquisition-related costs and taxes	873	661	585	32	49	1,534	1,043	47

Extraordinary income/(expenses), net	0	0	26	–	(100)	0	26	(100)
Taxes 4)	(245)	(185)	(134)	32	83	(430)	(225)	91

Net operating profit before acquisition-related costs and minority interests (segment result)	628	476	477	32	32	1,104	844	31

1) Certain reclassifications have been made to conform to the current presentation. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results.
2) Reflects the movement of the results of certain non-continuing real estate and distressed assets from Fixed Income to Other.
3) Reflects the movement of the results of certain non-continuing private equity business from Investment Banking to Other.
4) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 2Q2002 and for the 6 months 2002 of CHF 58 m and CHF –33 m, respectively.

Institutional Securities balance sheet information
in CHF m	30.06.03	31.03.03	31.12.02

Total assets	634,134	621,288	588,904

Total assets in USD m	468,757	455,757	423,611

Due from banks	215,698	213,537	198,511
of which securities lending and reverse repurchase agreements	148,620	157,899	156,234
Due from customers	134,799	125,552	114,775
of which securities lending and reverse repurchase agreements	52,803	53,376	57,435
Mortgages	13,701	14,841	14,825
Securities and precious metals trading portfolios	177,785	174,533	163,480

Due to banks	324,074	317,781	292,449
of which securities borrowing and repurchase agreements	95,179	120,453	123,017
Due to customers, other	126,807	116,926	109,980
of which securities borrowing and repurchase agreements	64,390	64,269	66,864

Institutional Securities key information
				6 months

based on CHF amounts	2Q2003	1Q2003	2Q2002	2003	2002

Cost/income ratio 1)	75.4%	77.3%	79.0%	76.3%	80.9%

Average allocated capital in CHF m	11,943	12,519	14,382	12,255	14,064

Pre-tax margin 1)	22.7%	18.4%	13.0%	20.6%	11.5%

Personnel expenses/operating income 1)	51.7%	52.0%	56.5%	51.8%	56.5%

			30.06.03	31.03.03	31.12.02

Number of employees (full-time equivalents)			15,921	16,332	16,524

1) Based on the segment results, which exclude certain acquisition-related costs not allocated to the segment.

CSFB Financial Services income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in USD m	2Q2003	1Q2003	2Q2002	1Q2003	2Q2002	2003	2002	2002

Net interest income	13	12	68	8	(81)	25	117	(79)
Net commission and service fee income	257	246	447	4	(43)	503	885	(43)
Net trading income	30	25	32	20	(6)	55	63	(13)
Other ordinary income	(1)	21	6	–	–	20	24	(17)

Operating income	299	304	553	(2)	(46)	603	1,089	(45)

Personnel expenses	156	148	259	5	(40)	304	517	(41)
Other operating expenses	89	86	164	3	(46)	175	321	(45)

Operating expenses	245	234	423	5	(42)	479	838	(43)

Gross operating profit	54	70	130	(23)	(58)	124	251	(51)

Depreciation of non-current assets	9	8	23	13	(61)	17	44	(61)
Valuation adjustments, provisions and losses	(7)	16	8	–	–	9	11	(18)

Net operating profit before extraordinary items, acquisition-related costs and taxes	52	46	99	13	(47)	98	196	(50)

Taxes 2)	(14)	(9)	(28)	56	(50)	(23)	(55)	(58)

Net operating profit before acquisition-related costs and minority interests (segment result)	38	37	71	3	(46)	75	141	(47)

1) Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results.
2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would not have had an impact on the taxes reported for 2Q2002 and for the 6 months 2002.

CSFB Financial Services income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m	2Q2003	1Q2003	2Q2002	1Q2003	2Q2002	2003	2002	2002

Net interest income	17	16	109	6	(84)	33	191	(83)
Net commission and service fee income	342	337	715	1	(52)	679	1,452	(53)
Net trading income	40	34	52	18	(23)	74	104	(29)
Other ordinary income	(2)	29	9	–	–	27	39	(31)

Operating income	397	416	885	(5)	(55)	813	1,786	(54)

Personnel expenses	208	203	413	2	(50)	411	847	(51)
Other operating expenses	119	117	264	2	(55)	236	527	(55)

Operating expenses	327	320	677	2	(52)	647	1,374	(53)

Gross operating profit	70	96	208	(27)	(66)	166	412	(60)

Depreciation of non-current assets	11	11	36	0	(69)	22	72	(69)
Valuation adjustments, provisions and losses	(10)	22	14	–	–	12	19	(37)

Net operating profit before extraordinary items, acquisition-related costs and taxes	69	63	158	10	(56)	132	321	(59)

Taxes 2)	(19)	(12)	(44)	58	(57)	(31)	(90)	(66)

Net operating profit before acquisition-related costs, and minority interests (segment result)	50	51	114	(2)	(56)	101	231	(56)

1) Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results.
2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would not have had an impact on the taxes reported for 2Q2002 and for the 6 months 2002.

CSFB Financial Services key information
				6 months

based on CHF amounts	2Q2003	1Q2003	2Q2002	2003	2002

Cost/income ratio 1)	85.1%	79.6%	80.6%	82.3%	81.0%

Average allocated capital in CHF m	552	595	1,098	546	1,098

Pre-tax margin 1)	17.4%	15.1%	17.9%	16.2%	18.0%

Personnel expenses/operating income 1)	52.4%	48.8%	46.7%	50.6%	47.4%

Net new assets Credit Suisse Asset Management in CHF bn (discretionary)	(1.7)	(5.2)	(6.5)	(6.9)	(10.4)
Net new assets Private Client Services in CHF bn	(1.8)	1.5	2.2	(0.3)	5.3

Growth in assets under management	5.8%	(4.2%)	(10.7%)	1.3%	(15.5%)

Growth in discretionary assets under management – Credit Suisse Asset Management	6.6%	(4.8%)	(10.5%)	1.5%	(11.6%)
of which net new assets	(0.6%)	(1.9%)	(1.8%)	(2.5%)	(2.9%)
of which market movement and structural effects	7.2%	(2.9%)	(8.7%)	3.9%	(8.7%)

Growth in net new assets Private Client Services	(2.7%)	2.1%	2.3%	(0.4%)	5.5%

			30.06.03	31.03.03	31.12.02

Assets under management in CHF bn			493.0	465.9	486.5
of which Credit Suisse Asset Management			421.3	397.6	412.8
of which Private Client Services			69.3	66.3	71.7

Discretionary assets under management in CHF bn			299.9	281.9	297.2
of which Credit Suisse Asset Management			282.8	265.3	278.7
of which mutual funds distributed			113.3	104.9	106.5
of which Private Client Services			17.1	16.6	18.5

Advisory assets under management in CHF bn			193.1	184.0	189.3

Number of employees (full-time equivalents)			2,795	2,886	6,900

1) Based on the segment results, which exclude certain acquisition-related costs not allocated to the segment.

RECONCILIATION OF OPERATING RESULTS TO SWISS GAAP

Introduction
The Group’s consolidated results are prepared in accordance with Swiss GAAP, while the Group’s segment reporting principles are applied to the presentation of segment results. For a description of these reporting principles, please refer to “Operating and Financial Review – Reporting Principles” in the Group’s 2002 Annual Report. The operating basis business unit results reflect the results of the separate segments constituting the respective business units and certain acquisition-related costs that are not allocated to the segments. The Group’s consolidated results reflect the operating basis business unit results adjusted for certain reclassifications associated with the business units and consolidation adjustments in the Corporate Center in accordance with Swiss GAAP.

The tables below reconcile the operating basis business unit results to Swiss GAAP. The “Reclassifications” columns include acquisition-related costs and reclassifications related to management reporting policies as described below. Acquisition-related costs are excluded from the operating basis business unit results because management believes that this enables them and investors to better assess the results and key performance indicators of the business. The operating basis business unit results in management’s view provide a more useful indication of the financial performance of the operating business as they reflect the core businesses’ operating performance for the periods under review unaffected by the amortization of costs related to historical acquisitions.

Credit Suisse Financial Services business unit
The Credit Suisse Financial Services operating basis column reflects the results of the respective segments, excluding amortization of acquired intangible assets and goodwill, which are reflected in the reclassified column. The Credit Suisse Financial Services operating basis business unit results are also adjusted for credit-related valuation adjustments, resulting from the difference between the statistical credit provisions recorded by its banking segments and actual credit provisions on a Swiss GAAP basis. In addition, gains or losses related to sales of investments within the insurance business are recorded as operating income/expenses at the insurance segments and the business unit level and reclassified to extraordinary income/expenses, net in the reconciliation in accordance with Swiss GAAP.

Credit Suisse First Boston business unit
The Credit Suisse First Boston operating basis column reflects the results of the respective segments, excluding acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, which are reflected in the reclassifications column. The Credit Suisse First Boston operating basis business unit results also deduct brokerage, execution and clearing expenses from other operating expenses (reclassified as a reduction in operating income); deduct from other operating expenses contractor and certain staff recruitment costs (reclassified as an addition to personnel expenses); and adds to operating income expenses related to certain redeemable preferred securities (reclassified as minority interests). This presentation brings Credit Suisse First Boston in line with its US competitors in the investment banking industry and facilitates comparison to its peers, which management believes is useful for investors. Swiss GAAP does not permit brokerage, execution or clearing expenses, contractor costs and certain staff recruitment costs to be reported as part of other operating expenses. The presentation of redeemable preferred securities of Credit Suisse First Boston issued by consolidated special purpose entities as an expense reducing its operating income is intended to present more fairly the operating results from its core businesses because they reflect the operating performance for the periods under review unaffected by the funding costs related to historical acquisitions.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
2Q2003, in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	3,435			3,435	4,243	(247)	2) 3) 5)	3,996	118		7,549

Personnel expenses	1,394			1,394	2,195	153	2) 3)	2,348	82		3,824
Other operating expenses	706			706	905	(253)	3)	652	(111)		1,247

Operating expenses	2,100			2,100	3,100			3,000	(29)		5,071

Gross operating profit	1,335			1,335	1,143			996	147		2,478

Depreciation of non-current assets	192			192	138			138	145		475
Amortization of acquired intangible assets and goodwill	–	27		27	–	201	2)	201	(5)		223
Valuation adjustments, provisions and losses	90	(27)	4)	63	63			63	5		131

Profit before extraordinary items and taxes	1,053			1,053	942			594	2		1,649

Extraordinary income/(expenses), net	8			8	0			0	53		61
Taxes	(216)	(6)		(222)	(264)	84		(180)	83		(319)

Net profit before minority interests	845			839	678			414	138		1,391

Minority interests	(10)			(10)	0	(19)	5)	(19)	(16)		(45)

Net profit	835			829	678			395	122		1,346

Reconciliation to business unit results
Acquisition interests					(64)	64
Amortization of retention payments					(102)	102
Amortization of acquired intangible assets and goodwill	(27)	27			(201)	201
Tax impact	0				84	(84)

Business unit result	808				395

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.
2) Reflects acquisition interest of CHF 64 m allocated to operating income, amortization of retention payments of CHF 102 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 201 m.
3) Reflects brokerage, execution and clearing expenses of CHF 202 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 39 m and staff recruitment costs of CHF 12 m reclassified from other operating expenses to personnel expenses.
4) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF –27 m.
5) Reflects expenses of CHF 19 m related to certain redeemable preferred securities reclassified from operating income to minority interests.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
1Q2003, in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	3,393	58	2)	3,451	4,001	(249)	3) 4) 6)	3,752	(179)		7,024

Personnel expenses	1,369			1,369	2,067	165	3) 4)	2,232	38		3,639
Other operating expenses	779			779	904	(237)	4)	667	(65)		1,381

Operating expenses	2,148			2,148	2,971			2,899	(27)		5,020

Gross operating profit	1,245			1,303	1,030			853	(152)		2,004

Depreciation of non-current assets	220			220	130			130	70		420
Amortization of acquired intangible assets and goodwill	–	25		25	–	206	3)	206	1		232
Valuation adjustments, provisions and losses	81	(24)	5)	57	176			176	0		233

Profit before extraordinary items and taxes	944			1,001	724			341	(223)		1,119

Extraordinary income/(expenses), net	7	(58)	2)	(51)	0			0	2		(49)
Taxes	(253)	(5)		(258)	(197)	96		(101)	(19)		(378)

Net profit/(loss) before minority interests	698			692	527			240	(240)		692

Minority interests	(8)			(8)	0	(19)	6)	(19)	(13)		(40)

Net profit/(loss)	690			684	527			221	(253)		652

Reconciliation to business unit results
Acquisition interests					(86)	86
Amortization of retention payments					(110)	110
Amortization of acquired intangible assets and goodwill	(25)	25			(206)	206
Tax impact	1	(1)			96	(96)

Business unit result	666				221

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.
2) Reflects gains/(losses) from sales of investments within the insurance business of CHF –58 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 86 m allocated to operating income, amortization of retention payments of CHF 110 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 206 m.
4) Reflects brokerage, execution and clearing expenses of CHF 182 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 46 m and staff recruitment costs of CHF 9 m reclassified from other operating expenses to personnel expenses.
5) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF –24 m.
6) Reflects expenses of CHF 19 m related to certain redeemable preferred securities reclassified from operating income to minority interests.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
2Q2002, in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	2,718	(63)	2)	2,655	5,598	(322)	3) 4) 6)	5,276	(284)		7,647

Personnel expenses	1,474			1,474	3,078	284	3) 4)	3,362	(20)		4,816
Other operating expenses	909			909	1,172	(289)	4)	883	(40)		1,752

Operating expenses	2,383			2,383	4,250			4,245	(60)		6,568

Gross operating profit	335			272	1,348			1,031	(224)		1,079

Depreciation of non-current assets	217			217	185			185	64		466
Amortization of acquired intangible assets and goodwill		46		46		330	3)	330	(2)		374
Valuation adjustments, provisions and losses	95	8	5)	103	420			420	39		562

Profit/(loss) before extraordinary items and taxes	23			(94)	743			96	(325)		(323)

Extraordinary income/(expenses), net	21	63	2)	84	26			26	0		110
Taxes	(380)	2		(378)	(178)	178		0	(39)		(417)

Net profit/(loss) before minority interests	(336)			(388)	591			122	(364)		(630)

Minority interests	85			85	0	(21)	6)	(21)	(13)		51

Net profit/(loss)	(251)			(303)	591			101	(377)		(579)

Reconciliation to business unit results
Acquisition interests					(158)	158
Amortization of retention payments					(180)	180
Amortization of acquired intangible assets and goodwill	(46)	46			(330)	330
Tax impact	0	0			178	(178)

Business unit result	(297)				101

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.
2) Reflects gains/(losses) from sales of investments within the insurance business of CHF 63 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 158 m allocated to operating income, amortization of retention payments of CHF 180 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 330 m.
4) Reflects brokerage, execution and clearing expenses of CHF 185 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 83 m and staff recruitment costs of CHF 21 m reclassified from other operating expenses to personnel expenses.
5) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 8 m.
6) Reflects expenses of CHF 21 m related to certain redeemable preferred securities reclassified from operating income to minority interests.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
6 months 2003, in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	6,828	58	2)	6,886	8,244	(496)	3) 4) 6)	7,748	(61)		14,573

Personnel expenses	2,763			2,763	4,262	318	3) 4)	4,580	120		7,463
Other operating expenses	1,485			1,485	1,809	(490)	4)	1,319	(176)		2,628

Operating expenses	4,248			4,248	6,071			5,899	(56)		10,091

Gross operating profit	2,580			2,638	2,173			1,849	(5)		4,482

Depreciation of non-current assets	412			412	268			268	215		895
Amortization of acquired intangible assets and goodwill		52		52		407	3)	407	(4)		455
Valuation adjustments, provisions and losses	171	(51)	5)	120	239			239	5		364

Profit before extraordinary items and taxes	1,997			2,054	1,666			935	(221)		2,768

Extraordinary income/(expenses), net	15	(58)	2)	(43)	0			0	55		12
Taxes	(469)	(11)		(480)	(461)	180		(281)	64		(697)

Net profit before minority interests	1,543			1,531	1,205			654	(102)		2,083

Minority interests	(18)			(18)	0	(38)	6)	(38)	(29)		(85)

Net profit	1,525			1,513	1,205			616	(131)		1,998

Reconciliation to business unit results
Acquisition interests					(150)	150
Amortization of retention payments					(212)	212
Amortization of acquired intangible assets and goodwill	(52)	52			(407)	407
Tax impact	1	(1)			180	(180)

Business unit result	1,474				616

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.
2) Reflects gains/(losses) from sales of investments within the insurance business of CHF –58 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 150 m allocated to operating income, amortization of retention payments of CHF 212 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 407 m.
4) Reflects brokerage, execution and clearing expenses of CHF 384 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 85 m and staff recruitment costs of CHF 21 m reclassified from other operating expenses to personnel expenses.
5) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF –51 m.
6) Reflects expenses of CHF 38 m related to certain redeemable preferred securities reclassified from operating income to minority interests.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss		Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate	Suisse
6 months 2002, in CHF m	basis	cations		basis	basis	cations		basis	Center	Group

Operating income	6,024	(63)	2)	5,961	11,103	(674)	3) 4) 6)	10,429	(413)	15,977

Personnel expenses	2,917			2,917	6,115	561	3) 4)	6,676	60	9,653
Other operating expenses	1,723			1,723	2,474	(592)	4)	1,882	(192)	3,413

Operating expenses	4,640			4,640	8,589			8,558	(132)	13,066

Gross operating profit	1,384			1,321	2,514			1,871	(281)	2,911

Depreciation of non-current assets	422			422	392			392	133	947
Amortization of acquired intangible assets and goodwill		75		75		687	3)	687	(3)	759
Valuation adjustments, provisions and losses	194	4	5)	198	758			758	77	1,033

Profit/(loss) before extraordinary items and taxes	768			626	1,364			34	(488)	172

Extraordinary income/(expenses), net	18	63	2)	81	26			26	(2)	105
Taxes	(500)	2		(498)	(315)	365		50	(56)	(504)

Net profit/(loss) before minority interests	286			209	1,075			110	(546)	(227)

Minority interests	83			83	0	(41)	6)	(41)	(26)	16

Net profit/(loss)	369			292	1,075			69	(572)	(211)

Reconciliation to business unit results
Acquisition interests					(325)	325
Amortization of retention payments					(359)	359
Amortization of acquired intangible assets and goodwill	(75)	75			(687)	687
Tax impact	1	(1)			365	(365)

Business unit result	295				69

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.
2) Reflects gains/(losses) from sales of investments within the insurance business of CHF 63 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 325 m allocated to operating income, amortization of retention payments of CHF 359 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 687 m.
4) Reflects brokerage, execution and clearing expenses of CHF 390 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 171 m and staff recruitment costs of CHF 31 m reclassified from other operating expenses to personnel expenses.
5) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 4 m.
6) Reflects expenses of CHF 41 m related to certain redeemable preferred securities reclassified from operating income to minority interests.

CONSOLIDATED RESULTS | CREDIT SUISSE GROUP

Consolidated income statement
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m	2Q2003	1Q2003	2Q2002	1Q2003	2Q2002	2003	2002	2002

Interest and discount income	3,513	3,341	4,626	5	(24)	6,854	9,278	(26)
Interest and dividend income from trading portfolios	2,445	2,026	2,610	21	(6)	4,471	5,258	(15)
Interest and dividend income from financial investments	172	175	172	(2)	0	347	279	24
Interest expenses	(4,268)	(3,891)	(5,232)	10	(18)	(8,159)	(10,786)	(24)

Net interest income	1,862	1,651	2,176	13	(14)	3,513	4,029	(13)

Commission income from lending activities	243	205	207	19	17	448	407	10
Commission income from securities and investment transactions	2,641	2,555	3,921	3	(33)	5,196	7,834	(34)
Commission income from other services	258	241	431	7	(40)	499	916	(46)
Commission expenses	(182)	(187)	(200)	(3)	(9)	(369)	(425)	(13)

Net commission and service fee income	2,960	2,814	4,359	5	(32)	5,774	8,732	(34)

Net trading income	1,327	1,273	889	4	49	2,600	2,105	24

Premiums earned, net	7,585	10,476	7,367	(28)	3	18,061	17,830	1
Claims incurred and actuarial provisions	(8,143)	(9,684)	(5,381)	(16)	51	(17,827)	(15,512)	15
Commission expenses, net	(624)	(589)	(575)	6	9	(1,213)	(1,019)	19
Investment income from the insurance business	2,523	1,332	(932)	89	–	3,855	150	–

Net income from the insurance business	1,341	1,535	479	(13)	180	2,876	1,449	98

Income from the sale of financial investments	147	75	265	96	(45)	222	514	(57)
Income from investments in associates	(2)	43	24	–	–	41	84	(51)
Income from other non-consolidated participations	15	1	15	–	0	16	22	(27)
Real estate income	45	43	57	5	(21)	88	88	0
Sundry ordinary income	237	210	184	13	29	447	446	0
Sundry ordinary expenses 1)	(383)	(621)	(801)	(38)	(52)	(1,004)	(1,492)	(33)

Other ordinary income/(expenses), net	59	(249)	(256)	–	–	(190)	(338)	(44)

Operating income	7,549	7,024	7,647	7	(1)	14,573	15,977	(9)

Personnel expenses	3,824	3,639	4,816	5	(21)	7,463	9,653	(23)
Other operating expenses	1,247	1,381	1,752	(10)	(29)	2,628	3,413	(23)

Operating expenses	5,071	5,020	6,568	1	(23)	10,091	13,066	(23)

Gross operating profit	2,478	2,004	1,079	24	130	4,482	2,911	54

Depreciation of non-current assets 2)	475	420	466	13	2	895	947	(5)
Amortization of acquired intangible assets	78	81	173	(4)	(55)	159	366	(57)
Amortization of goodwill	145	151	201	(4)	(28)	296	393	(25)
Valuation adjustments, provisions and losses from the banking business 1)	131	233	562	(44)	(77)	364	1,033	(65)

Depreciation, valuation adjustments and losses	829	885	1,402	(6)	(41)	1,714	2,739	(37)

Profit/(loss) before extraordinary items and taxes	1,649	1,119	(323)	47	–	2,768	172	–

Extraordinary income	120	9	121	–	(1)	129	125	3
Extraordinary expenses	(59)	(58)	(11)	2	436	(117)	(20)	485
Taxes 3)	(319)	(378)	(417)	(16)	(24)	(697)	(504)	38

Net profit/(loss) before minority interests	1,391	692	(630)	101	–	2,083	(227)	–

Minority interests	(45)	(40)	51	13	–	(85)	16	–

Net profit/(loss)	1,346	652	(579)	106	–	1,998	(211)	–

1) Effective in the first quarter 2003, declines in value of debt securities and loans available for sale due to deterioration in creditworthiness are reported in “Sundry ordinary expenses”. In previous years they were recorded in “Valuation adjustments, provisions and losses from the banking business”.
2) Includes amortization of Present Value of Future Profits (PVFP) from the insurance business.
3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 2Q2002 and for the 6 months 2002 of CHF –41 m and CHF –94 m, respectively.

Consolidated balance sheet
						Change	Change
						in % from	in % from
in CHF m	30.06.03	31.03.03		31.12.02		31.03.03	31.12.02

Assets
Cash and other liquid assets	4,016	2,440		2,551		65	57
Money market papers	21,283	22,921		25,125		(7)	(15)
Due from banks	215,292	213,829		195,778		1	10
Receivables from the insurance business	12,359	12,604		12,290		(2)	1
Due from customers	193,115	185,370		182,143		4	6
Mortgages	96,816	96,342		94,896		0	2
Securities and precious metals trading portfolios	187,358	183,424		173,133		2	8
Financial investments from the banking business	35,053	32,889		33,394		7	5
Investments from the insurance business	140,045	131,605		128,450		6	9
Non-consolidated participations	1,594	5,011		1,792		(68)	(11)
Tangible fixed assets	7,726	7,693		8,152		0	(5)
Intangible assets	15,447	15,799		18,359		(2)	(16)
Accrued income and prepaid expenses	14,742	13,882		13,882		6	6
Other assets	71,799	68,334		65,711		5	9

Total assets	1,016,645	992,143		955,656		2	6

Subordinated assets	6,361	5,866		5,479	1)	8	16
Receivables due from non-consolidated participations	864	986		728		(12)	19

Liabilities and shareholders' equity
Money market papers issued	26,967	29,438		22,178		(8)	22
Due to banks	325,887	316,302		287,884		3	13
Payables from the insurance business	8,556	8,365		10,218		2	(16)
Due to customers in savings and investment deposits	42,398	41,582		39,739		2	7
Due to customers, other	262,342	254,215		258,244		3	2
Medium-term notes (cash bonds)	2,161	2,331		2,599		(7)	(17)
Bonds and mortgage-backed bonds	80,701	84,441		81,839		(4)	(1)
Accrued expenses and deferred income	16,774	13,384		17,463		25	(4)
Other liabilities	57,812	56,931		56,070		2	3
Valuation adjustments and provisions	12,508	12,254		11,557		2	8
Technical provisions for the insurance business	147,111	141,498		136,471		4	8

Total liabilities	983,217	960,741		924,262		2	6

Reserve for general banking risks	1,733	1,739		1,739		0	0
Share capital	1,190	1,190		1,190		0	0
Capital reserve	20,713	20,710		20,710		0	0
Revaluation reserves for the insurance business	1,704	1,044		1,504		63	13
Reserve for own shares	1,950	1,950		1,950		0	0
Retained earnings	1,200	1,238		4,732		(3)	(75)
Minority interests	2,940	2,879		2,878		2	2
Net profit/(loss)	1,998	652		(3,309)		206	–

Total shareholders' equity	33,428	31,402		31,394		6	6

Total liabilities and shareholders' equity	1,016,645	992,143		955,656		2	6

Subordinated liabilities	20,186	20,418	1)	20,932	1)	(1)	(4)
Liabilities due to non-consolidated participations	1,390	1,714		1,164		(19)	19

1) Restated.

Off-balance sheet and fiduciary business
in CHF m	30.06.03	31.12.02

Credit guarantees in form of bills of exchange and other guarantees 1)	30,310	27,745
Bid bonds, delivery and performance bonds, letters of indemnity, other performance-related guarantees	4,848	4,680
Irrevocable commitments in respect of documentary credits	3,077	3,242
Other contingent liabilities	2,821	3,437

Contingent liabilities	41,056	39,104

Irrevocable commitments	98,891	92,950	2)
Liabilities for calls on shares and other equity instruments	39	43
Confirmed credits	55	32

Total off-balance sheet	140,041	132,129

Fiduciary transactions	36,407	37,703

At 30.06.03, market value guarantees reported as derivatives totaled CHF 220.5 bn (31.12.02: CHF 170.4 bn) (nominal value). The associated replacement value reported on-balance sheet totaled CHF 5.8 bn (31.12.02: CHF 10.3 bn).
1) Including credit guarantees of securities lent as arranger: 30.06.03: CHF 23.7 bn (31.12.02: CHF 20.7 bn).
2) 31.12.02 restated.

Derivative instruments
		Positive		Negative			Positive		Negative
		gross		gross			gross		gross
	Nominal	replacement		replacement		Nominal	replacement		replacement
	value	value	1)	value	1)	value	value	1)	value	1)
in CHF bn	30.06.03	30.06.03		30.06.03		31.12.02	31.12.02		31.12.02

Interest rate products	11,855.4	227.5		219.0		10,647.2	185.4		181.0
Foreign exchange products	1,794.9	37.5		38.2		1,376.7	34.8		36.1
Precious metals products	15.6	0.6		2.4		19.8	0.9		2.5
Equity/index-related products	419.1	16.5		17.6		347.5	12.6		13.0
Other products	243.7	3.7		5.3		179.4	4.3		5.0

Total derivative instruments	14,328.7	285.8		282.5		12,570.6	238.0		237.6

1) Including replacement values for traded derivatives (futures and traded options) subject to daily margining requirements. Total positive and negative replacement values of traded derivatives amount to CHF 4.0 bn (31.12.02: CHF 1.5 bn) and CHF 3.0 bn (31.12.02: CHF 1.1 bn).

Currency translation rates
	Average rate year-to-date			Closing rate used in the
	used in the income statement			balance sheet as of

in CHF	2Q2003	1Q2003	2Q2002	30.06.03	31.03.03	31.12.02

1 USD	1.35	1.37	1.64	1.3528	1.3632	1.3902
1 EUR	1.49	1.47	1.47	1.5461	1.4768	1.4550
1 GBP	2.18	2.19	2.36	2.2357	2.1493	2.2357
100 JPY	1.14	1.15	1.26	1.1290	1.1434	1.1722

Income statement of the banking and insurance business 1)
	Banking business
	(incl. Corporate Center)		Insurance business		2)	Credit Suisse Group

6 months, in CHF m	2003	2002	2003	2002		2003	2002

Net interest income	3,514	3,992	–	–		3,513	4,029
Net commission and service fee income	5,756	8,740	–	–		5,774	8,732
Net trading income	2,602	2,105	–	–		2,600	2,105
Net income from the insurance business 3)	–	–	2,894	1,457		2,876	1,449
Other ordinary income/(expenses), net	69	(45)	(269)	(286)		(190)	(338)

Operating income	11,941	14,792	2,625	1,171		14,573	15,977

Personnel expenses	6,433	8,524	1,030	1,129		7,463	9,653
Other operating expenses	1,927	2,643	696	753		2,628	3,413

Operating expenses	8,360	11,167	1,726	1,882		10,091	13,066

Gross operating profit/(loss)	3,581	3,625	899	(711)		4,482	2,911

Depreciation of non-current assets	631	672	264	276		895	947
Amortization of acquired intangible assets	159	366	0	0		159	366
Amortization of goodwill	264	358	32	34		296	393
Valuation adjustments, provisions and losses from the banking business	364	1,034	–	–		364	1,033

Depreciation, valuation adjustments and losses	1,418	2,430	296	310		1,714	2,739

Profit/(loss) before extraordinary items, taxes and minority interests	2,163	1,195	603	(1,021)		2,768	172

Extraordinary income	102	62	27	63		129	125
Extraordinary expenses	(32)	(20)	(85)	0		(117)	(20)
Taxes	(540)	(377)	(158)	(126)		(697)	(504)

Net profit/(loss) before minority interests	1,693	860	387	(1,084)		2,083	(227)

Minority interests	(74)	(77)	(10)	93		(85)	16

Net profit/(loss)	1,619	783	377	(991)		1,998	(211)

1) Income statements for the banking and insurance business are presented on a stand-alone basis.
2) Represents “Winterthur” Swiss Insurance Company.
3) Insurance business: expenses due to the handling of both claims and investments are allocated to the income from the insurance business, of which CHF 282 m (6 months 2002: CHF 265 m) are related to personnel expenses and CHF 219 m (6 months 2002: CHF 213 m) to other operating expenses.

Statement of shareholders' equity
	6 months

in CHF m	2003	2002

At beginning of financial year	31,394	38,921
Dividends paid	(123)	0
Dividends paid to minority interests	(103)	(117)
Capital increases, par value and capital surplus	2	15
Changes in scope of consolidation affecting minority interests	(16)	(36)
Foreign exchange impact	(31)	(1,724)
Change in revaluation reserves from the insurance business, net	228	(374)
Change in reserve for general banking risks, net	(6)	0
Minority interests in net profit	85	(16)
Net profit	1,998	(211)

At end of period	33,428	36,458

LOANS

Due from banks
in CHF m	30.06.03	31.12.02

Due from banks, gross	215,382	195,866
Valuation allowance	(90)	(88)

Total due from banks, net	215,292	195,778

Due from customers and mortgages
in CHF m	30.06.03	31.12.02

Due from customers, gross 1)	197,853	187,617
Valuation allowance	(4,738)	(5,474)

Due from customers, net	193,115	182,143

Mortgages, gross 1)	98,361	97,037
Valuation allowance	(1,545)	(2,141)

Mortgages, net	96,816	94,896

Total due from customers and mortgages, net	289,931	277,039

1) Effective 1Q2003, loans held for sale are presented net of the related loan valuation allowances.

Due from customers and mortgages by sector
in CHF m	30.06.03	31.12.02	1)

Financial services	62,436	43,553
Real estate companies	15,849	16,472
Other services including technology companies	15,010	15,316
Manufacturing	12,771	13,273
Wholesale and retail trade	10,410	11,165
Construction	4,385	4,314
Transportation	3,909	4,149
Telecommunications	2,123	2,333
Health and social services	1,969	2,340
Hotels and restaurants	2,227	2,390
Agriculture and mining	2,660	2,317
Non-profit and international organizations	180	191

Commercial	133,929	117,813

Consumers	93,050	87,145
Public authorities	5,243	5,023
Lease financings	3,323	3,158
Professional securities transactions and securitized loans	60,669	71,515

Due from customers and mortgages, gross	296,214	284,654

Valuation allowance	(6,283)	(7,615)

Total due from customers and mortgages, net	289,931	277,039

1) 31.12.02 restated.

Collateral of due from customers and mortgages
	Mortgage	Other	Without	Total
in CHF m	collateral	collateral	collateral	30.06.03

Due from customers	5,294	143,694	44,127	193,115
Residential properties	70,713
Business and office properties	11,664
Commercial and industrial properties	12,042
Other properties	2,397

Mortgages	96,816			96,816

Total collateral	102,110	143,694	44,127	289,931

As of 31.12.02	100,002	129,300	47,737	277,039

Loan valuation allowance
in CHF m	30.06.03	31.12.02

Due from banks	90	88
Due from customers	4,738	5,474
Mortgages	1,545	2,141

Total loans valuation allowance 1) 2)	6,373	7,703

of which on principal	5,441	6,617
of which on interest	932	1,086

1) Of which are CHF 5,453 m specific allowances for impaired loans (31.12.02: CHF 6,778 m).
2) Effective 1Q2003, valuation allowances related to loans held for sale are netted directly with such loans, and are not presented separately in the total loan valuation allowance.

Roll forward of loan valuation allowance
	6 months

in CHF m	2003	2002

At beginning of financial year	7,703	9,264
Net additions charged to income statement	272	779
Net write-offs	(1,286)	(2,088)
Reclassified to loans held for sale	(355)	–
Provisions for interest	69	109
Foreign currency translation impact and other	(30)	(202)

At end of period	6,373	7,862

Impaired loans 1)
in CHF m	30.06.03	31.12.02

With a specific allowance	8,706	11,714
Without a specific allowance	789	655

Total impaired loans, gross	9,495	12,369

Non-performing loans	4,526	6,355
Non-interest earning loans	2,143	2,325
Restructured loans	261	281
Potential problem loans 2)	2,565	3,408

Total impaired loans, gross	9,495	12,369

1) Effective 1Q2003, loans classified as held for sale are excluded from presentation as impaired.
2) Potential problem loans consist of loans where interest payments are being made but where, in the credit officer's assessment, some doubt exists as to the timing and/or certainty of the repayment of contractual principal.

Securities and precious metals trading portfolios

in CHF m	30.06.03	31.12.02

Listed on stock exchange	66,192	58,661
Unlisted	81,319	76,083

Debt instruments	147,511	134,744

of which own bonds and medium-term notes	1,013	1,520

Listed on stock exchange	32,134	33,208
Unlisted	6,689	3,935

Equity instruments	38,823	37,143

of which own shares	2,241	2,254

Precious metals	1,024	1,246

Total securities and precious metals trading portfolios	187,358	173,133

of which securities rediscountable or pledgeable with central banks	34,006	27,426

Investments from the insurance business
			Gross	Gross
		Amortized	unrealized	unrealized
As of 30.06.03, in CHF m	Book value	cost	gains	losses	Fair value

Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	11,844	11,524	372	52	11,844
Debt securities issued by foreign governments	27,101	25,897	1,253	49	27,101
Corporate debt securities	40,877	38,437	2,548	108	40,877
Other	9,172	8,599	584	11	9,172

Debt securities	88,994	84,457	4,757	220	88,994

Equity securities	6,913	6,615	407	109	6,913

Total securities – available-for-sale	95,907	91,072	5,164	329	95,907

Debt securities	239	–	–	–	–
Equity securities	63	–	–	–	–

Total securities – trading	302	–	–	–	–

Own shares	36	–	–	–	–
Mortgage loans	10,839	–	–	–	–
Other loans	4,268	–	–	–	–
Real estate	7,704	–	–	–	10,369
Short-term investments and other	6,133	–	–	–	–

Investments from the insurance business	125,189	–	–	–	–

Equity securities	10,412	–	–	–	–
Debt securities	2,896	–	–	–	–
Short-term investments	1,382	–	–	–	–
Real estate	166	–	–	–	–

Investments where the investment risk is borne by the policyholder	14,856	–	–	–	–

Investments from the insurance business	140,045	–	–	–	–

Investments from the insurance business 1)
			Gross	Gross
		Amortized	unrealized	unrealized
As of 31.12.02, in CHF m	Book value	cost	gains	losses	Fair value

Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	10,814	9,951	863	0	10,814
Debt securities issued by foreign governments	27,110	26,337	871	98	27,110
Corporate debt securities	29,042	27,478	1,717	153	29,042
Other	9,685	9,157	552	24	9,685

Debt securities	76,651	72,923	4,003	275	76,651

Equity securities	9,052	9,171	336	455	9,052

Total securities – available-for-sale	85,703	82,094	4,339	730	85,703

Debt securities	246	–	–	–	–
Equity securities	31	–	–	–	–

Total securities – trading	277	–	–	–	–

Own shares	44	–	–	–	–
Mortgage loans	10,175	–	–	–	–
Other loans	4,305	–	–	–	–
Real estate	7,431	–	–	–	10,057
Short-term investments and other	7,120	–	–	–	–

Investments from the insurance business	115,055	–	–	–	–

Equity securities	9,288	–	–	–	–
Debt securities	2,841	–	–	–	–
Short-term investments	1,069	–	–	–	–
Real estate	197	–	–	–	–

Investments where the investment risk is borne by the policyholder	13,395	–	–	–	–

Investments from the insurance business	128,450	–	–	–	–

1) Certain reclassifications have been made to conform to the current presentation.

INFORMATION FOR INVESTORS

Financial calendar

Third quarter results 2003	Tuesday, November 4, 2003

Fourth quarter/full-year results 2003	Thursday, February 12, 2004

Annual General Meeting	Friday, April 30, 2004

Credit Suisse Group shares
Ticker symbols
Stock exchange listings	Bloomberg	Reuters	Telekurs

SWX Swiss Exchange/virt-x	CSGN VX	CSGZn.VX	CSGN,380
Frankfurt	CSX GR	CSGZn.DE	CSX,013
New York (ADS) 1)	CSR US	CSR.N	CSR,065

1) 1 ADS represents 1 registered share.

Swiss security number	1213853
ISIN number	CH0012138530
German security number	DE 876 800
CUSIP number	225 401 108

Ratings
	Moody’s	Standard & Poor’s	Fitch Ratings

Credit Suisse Group
Short term		A-1	F-1+
Long term	Aa3	A	AA-
Outlook	Negative	Stable	Negative

Credit Suisse
Short term	P-1	A-1	F-1+
Long term	Aa3	A+	AA-
Outlook	Negative	Stable	Negative

Credit Suisse First Boston
Short term	P-1	A-1	F-1+
Long term	Aa3	A+	AA-
Outlook	Negative	Stable	Negative

Winterthur
Insurer Financial Strength	A1	A	AA
Credit	A2	A	AA-
Outlook	Negative	Negative	Negative

Enquiries
Credit Suisse Group
Investor Relations
Gerhard Beindorff, Marc Buchheister
Tel. +41 1 333 4570/+41 1 333 3169
Fax +41 1 333 2587
Credit Suisse Group
Media Relations
Karin Rhomberg Hug, Claudia Kraaz
Tel. +41 1 333 8844
Fax +41 1 333 8877

Financial Publications
Printed financial publications may be ordered from:
Credit Suisse
KIDM 23
Uetlibergstrasse 231
8070 Zurich
Switzerland
Fax +41 1 332 7294
www.credit-suisse.com/results/order.html

In this year’s corporate reports, we have chosen the work of Swiss artist Daniel Grobet to represent Credit Suisse Group’s 360° approach to finance. In his hand-crafted iron sculptures, Daniel achieves a harmonious balance by carefully combining static and dynamic elements.

Credit Suisse Group
Paradeplatz 8 P.O. Box 1
8070 Zurich Switzerland
Tel. +41 1 212 1616
Fax +41 1 333 2587
www.credit-suisse.com

5520134

English

QUARTERLY RESULTS 2003	Q2

PRESENTATION

RESULTS OVERVIEW

CONSOLIDATED RESULTS	Slide	4

CREDIT SUISSE FINANCIAL SERVICES	Slide	11

CREDIT SUISSE FIRST BOSTON	Slide	19

ADDITIONAL INFORMATION	Slide	26

DISCLAIMER	Slide	45

Slide 1

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RESULTS OVERVIEW

in CHF m	Q2/03	Q1/03	Q2/02	6M/03	6M/02
Credit Suisse
Financial Services	829	684	(303)	1,513	292

Credit Suisse First Boston	395	221	101	616	69

Corporate Center & adjustments	122	(253)	(377)	(131)	(572)

Net profit/(loss)	1,346	652	(579)	1,998	(211)

Amortization of acquired intangible assets and goodwill	223	232	354	455	739

Tax impact	(26)	(28)	(60)	(55)	(127)

Net operating profit	1,543	856	(285)	2,398	401

Basic earnings per share (in CHF)	1.09	0.53	(0.49)	1.62	(0.18)

Return on equity (annualized)	18.5%	9.2%	(6.6% )	13.8%	(1.2% )

Slide 2

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KEY TRENDS IN Q2/03

Substantial progress achieved in our efforts to return the Group to sound profitability

CSFS banking businesses improved results due to higher operating income and efficiency measures

Slightly higher results at Winterthur, driven mainly by reduced administration costs

CSFB results driven primarily by continued strength in Fixed Income, improvements in Equity and Investment Banking, and lower credit provisions

Further strengthening of capital base achieved due primarily to earnings generation and managed balance sheet growth

Improved net new assets generation across all segments

Slide 3

PRESENTATION

RESULTS OVERVIEW	Slide	1

CONSOLIDATED RESULTS

CREDIT SUISSE FINANCIAL SERVICES	Slide	11

CREDIT SUISSE FIRST BOSTON	Slide	19

ADDITIONAL INFORMATION	Slide	26

DISCLAIMER	Slide	45

Slide 4

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OPERATING INCOME

in CHF bn

7.6	5.7	6.4	7.0	7.5

Q2	Q3	Q4	Q1	Q2

2002			2003

	r vs				r vs 6M/02

	Q1/03		Q2/02

Total	7%		(1%	)	(9%	)

Banking*	7%		(17%	)	(20%	)

Interest income	13%		(14%	)	(13%	)

Fee and commission
income	5%		(32%	)	(34%	)

Trading income	4%		49%		24%

Insurance*	(13%	)	180%		98%

* excluding "Other ordinary income/(expenses), net"

Slide 5

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OPERATING EXPENSES AND DEPRECIATION

in CHF bn						r vs		rvs

						Q1/03	Q2/02	6M/02

					Total	2%	(21%)	(22%)

					Personnel expenses	5%	(21%)	(23%)

					Other operating expenses	(10%)	(29%)	(23%)

					Depreciation	13%	2%	(5%)

Q2	Q3	Q4	Q1	Q2

2002			2003

Slide 6

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PROVISIONS

in CHF m Valuation adjustments, provisions and losses
Adjustment in the method of estimating inherent loss allowance Non credit-related Credit-related at CSFS Credit-related at CSFB

Q2	Q3	Q4	Q1	Q2

2002			2003

Note:  Totals include Corporate Center and adjustments but exclude exceptional provisions of CHF 984 m in Q4/02

Slide 7

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IMPAIRED LOANS

in CHF bn	Total impaired loans

6.0	5.1	4.6	4.9	4.1	3.3	Impaired loans as % of due
						from banks and customers(1)

59.5	60.2	60.0	62.3	63.8	67.1	Valuation allowance as % of
						impaired loans

(1) due from banks and customers and mortgages (excluding securities lending and reverse repurchase agreements)

Slide 8

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CALCULATION OF CONSOLIDATED
BIS(1) CAPITAL RATIOS

New decree on methodology for calculation of Credit Suisse Group's consolidated capital ratios expected to be released by EBK(2) in the second half of 2003

Capital charge for the Winterthur Group investment will no longer be reflected as an addition to risk-weighted assets but as a deduction from regulatory capital

50% of Winterthur Group's adjusted net asset value to be deducted from tier 1 capital and remaining 50% from total capital

Tier 1 capital deductions also include 100% of goodwill, own shares and minority interests of Winterthur Group

New methodology to reflect a bancassurance group perspective

(1)	BIS = Bank for International Settlement
(2)	EBK = Eidgenössische Bankenkommission (Swiss Federal Banking Commission)

Slide 9

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BIS CAPITAL RATIOS
AS OF JUNE 30, 2003

in CHF m	Credit Suisse (1)	Credit Suisse First Boston	(1)	Consolidated (current methodology)	Consolidated (new methodology)

Book equity	7,210	19,830		33,428	33,428
Deduction of goodwill	(262)	(7,986)		(9,847)	(9,847)
Deduction of 50% of Winterthur's adjusted net asset value	–	–		–	(2,297)
Other tier 1 adjustments	(525)	(575)		(797)	(797)

Tier 1 capital	6,423	11,269		22,784	20,487

Acquired intangible assets	66	1,821	(2)	1,884 (2)	1,884 (2)
Hybrid capital	–	1,041		2,167	2,167

Risk-weighted assets	85,443	102,829		204,820	199,108

Tier 1 capital ratio	7.5%	11.0%		11.1%	10.3%
excl. acquired intangible assets	7.4%	9.4%		10.3%	9.5%

(1)	consolidated banking entities Credit Suisse and Credit Suisse First Boston
(2)	net of tax liability

Slide 10

PRESENTATION

RESULTS OVERVIEW	Slide	1

CONSOLIDATED RESULTS	Slide	4

CREDIT SUISSE FINANCIAL SERVICES

CREDIT SUISSE FIRST BOSTON	Slide	19

ADDITIONAL INFORMATION	Slide	26

DISCLAIMER	Slide	45

Slide 11

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CREDIT SUISSE FINANCIAL SERVICES
OVERVIEW	(1/2)

Results	Second quarter net profit of CHF 829 m, up 21% or CHF 145 m vs first quarter of 2003

First half 2003 net profit of CHF 1.5 bn, up CHF 1.2 bn vs first half of 2002

All segments with improved results vs previous quarter

ROE of 26.0% in second quarter and 24.0% in first half of 2003

Highlights banking segments	Operating income up 8% vs Q1/03 on higher business volumes

Substantial increase in AuM of CHF 40 bn or 8% to CHF 561 bn vs Q1/03; net new assets of CHF 4.3 bn in Q2/03

Cost base practically unchanged vs Q1/03 and down CHF 237 m or 9% vs first half of 2002

Further efficiency gains led to an improvement of 3.9 ppts in the operating cost/income ratio to 60.8% (vs Q1/03)

Slide 12

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CREDIT SUISSE FINANCIAL SERVICES
OVERVIEW	(2/2)

Highlights insurance segments	Further efficiency gains (Insurance combined ratio and Life & Pensions expense ratio down vs first half of 2002)

Administration costs further reduced, down 12% vs first quarter of 2003

Introduction of a new employee benefit model in Switzerland

Announced divestitures of Winterthur Italy, Churchill (UK) and Republic (US)

Slide 13

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PRIVATE BANKING

Segment result

Gross margin (bp)	114	120	123	117

C/I-ratio (%)	63.2	58.6	56.7	60.8

Net new assets (CHF bn)	1.5	3.8	14.8	5.3

	Q1	Q2	2002	2003

	2003		6 months
Key profit & loss items

		vs		vs
in CHF m	Q2/03	Q1/03	6M/03	6M/02

Operating income	1,429	9%	2,739	(15%)

Operating expenses	793	3%	1,564	(9%)

Operating income up 9% and gross margin up 6 bp (to 120 bp) vs Q1/03

Cost/income ratio of 58.6% in Q2/03 improved for the third quarter in a row

Improvement in net new asset generation by CHF 2.3 bn vs Q1/03 and AuM up CHF 37 bn to CHF 494 bn

Asian and European Private Banking achieved above-average growth in net new assets

Slide 14

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CORPORATE & RETAIL BANKING

Segment result

Net interest
margin (bp)	214	221	227	217

Cost/Income
ratio (%)	67.4	64.8	68.5	66.1

ROE (%)	10.7	13.3	10.0	11.9

	Q1	Q2	2002	2003

	2003		6 months
Key profit & loss items

		vs			vs
in CHF m	Q2/03	Q1/03		6M/03	6M/02

Operating income	784	7%		1,518	(4%	)

Operating expenses	484	2%		957	(8%	)

Provisions (1)	71	(8%	)	148	(8%	)

Operating income up 7% vs previous quarter

Net interest margin up 7 bp to 221 bp vs Q1/03

Cost/income ratio down 2.6 ppts vs Q1/03 to 64.8% – lowest ratio in the last five quarters

Further improved credit portfolio (effective credit risks & impaired loans)

(1) valuation adjustments, provisions and losses (provisions based on expected credit losses derived from statistical model)

Slide 15

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LIFE & PENSIONS

Segment result

Expense
ratio (%)	6.8	11.5	9.0	8.4

Return on invested assets (%)	4.9	5.1	1.7	5.0

	Q1	Q2	2002	2003

	2003		6 months

(1)	death and other benefits incurred & change in provision for future policyholder benefits
(2)	excluding separate account business
Key profit & loss items

		vs
in CHF m	6M/03	6M/02

Gross premiums written	9,965	(3%	)

Benefits & claims(1)	(10,939)	(1%	)

Policy acquisition costs	(240)	21%

Administration costs	(599)	(17%	)

Investment income(2)	2,517	216%

Premiums down 3% vs 6M/02 due to selective underwriting

Administration costs down 17% vs 6M/02

Expense ratio of 8.4% for 6M/03, down 0.6 ppts vs 6M/02

Investment return of 5.0% in 6M/03 (current income of 4.0% & realized gains/losses of 1.0%)

Slide 16

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INSURANCE

Segment result

Combined
ratio (%)	100.7	100.5	103.8	100.6

Return on invested assets (%)	3.5	4.0	(1.3)	3.7

	Q1	Q2	2002	2003

	2003		6 months
Key profit & loss items
		vs
in CHF m	6M/03	6M/02

Net premiums earned	8,064	4%

Claims & annuities	(5,771)	0%

Policy acquisition costs	(1,436)	15%

Administration costs	(905)	(8%	)

Investment income	604	–

Premiums up 4% vs 6M/02 due to increased tariffs

Underwriting result improved by CHF 75 m vs 6M/02 (combined ratio reduced to 100.6%)

Claims ratio down 3.3 ppts vs 6M/02 (pricing, portfolio streamlining and few natural catastrophes)

Administration costs down 8% vs 6M/02

Investment return of 3.7% in 6M/03 (current income of 4.0% & realized gains/losses of -0.3%)

Slide 17

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CREDIT SUISSE FINANCIAL SERVICES
OUTLOOK

Outlook for 2003
Given current business environment, CSFS expects continued
sound profitability in 2003 supported by:

	Overall:	progress in implementation of efficiency measures

	Banking:	continued strong operating income expected in the
banking industry, albeit a seasonally lower result
in Private Banking in the third quarter

	Winterthur:	improved technical results

Life & Pensions remains exposed to volatility of the capital markets

Slide 18

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PRESENTATION

RESULTS OVERVIEW	Slide	1

CONSOLIDATED RESULTS	Slide	4

CREDIT SUISSE FINANCIAL SERVICES	Slide	11

CREDIT SUISSE FIRST BOSTON

ADDITIONAL INFORMATION	Slide	26

DISCLAIMER	Slide	45

Slide 19

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CREDIT SUISSE FIRST BOSTON
OVERVIEW

Results Q2/03	Net operating profit(1)of USD 426 m, up from USD 292 m in
Q1/03 (net profit of USD 296 m vs USD 161 m in Q1/03)

Operating income up 9% vs Q1/03, driven by continued
strength in Fixed Income and improvements in Equity and
Investment Banking

Comparable to Q2/02 excluding Pershing

Substantial reduction in credit provisions

Highlights	Significant improvement in financial benchmarks – operating
ROE(2)of 18.5%; operating pre-tax margin(2)of 18.3%

Acquired Volaris Advisors, a firm specializing in equity options strategies, to enhance Private Client Services platform

(1)	excludes amortization of acquired intangible assets and goodwill
(2)	excludes acquisition related costs

Slide 20

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CREDIT SUISSE FIRST BOSTON
KEY FINANCIAL RESULTS

in USD m	Q2/03	Q1/03	6M/03	6M/02

Operating income	3,187	2,920	6,107	6,770
pro forma excluding Pershing	3,187	2,905	6,092	6,330

Operating expenses	2,328	2,169	4,497	5,238
pro forma excluding Pershing	2,328	2,169	4,497	4,904

Provisions (1)	49	128	177	462

Net operating profit (2)	426	292	718	384
pro forma excluding Pershing	426	277	703	329

Operating ROE (2)	18.5%	12.4%	15.3%	8.5%

Operating pre-tax margin (2)	18.3%	13.2%	15.8%	6.4%

Personnel expenses/operating income (2)	51.7%	51.7%	51.7%	55.1%

Number of employees (3)	18,716	19,218	–	–

(1)	valuation adjustments, provisions and losses
(2)	excludes acquisition related costs
(3)	full-time equivalents; Q1/03 excludes Pershing headcount of 3,913

Slide 21

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INSTITUTIONAL SECURITIES
OVERVIEW

Segment result

	Value-at-Risk (1-day, 99%) in USD m
	Average	46.4	43.7	39.4	49.2	64.3

	Pre-tax (1)	13.0	(15.4)	(5.9)	18.4	22.7
	Margin(%)

		Q2	Q3	Q4	Q1	Q2

		2002			2003

(1)	excluding acquisition-related costs
(2)	valuation adjustments, provisions and losses
Key Profit & Loss Items
		vs			vs
in USD m	Q2/03	Q1/03		6M/03	6M/02

Operating income	2,888	10%		5,504	(3%	)

Personnel expenses	1,492	10%		2,853	(11%	)

Other operating exp.	591	3%		1,165	(2%	)

Provisions(2)	56	(50%	)	168	(63%	)

Continued strong results for Fixed Income

Improved Equity & Banking compared with Q1/03

Personnel expenses reflect increase in incentive compensation accruals due to rise in performance

Provisions reflect an improved credit environment

Increased risk portfolio driven by interest rate exposure, better risk/reward opportunities versus unusually low year-end levels

Slide 22

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INSTITUTIONAL SECURITIES
OPERATING INCOME

Strong results across all business lines, up 1% vs Q1/03

Emerging markets and leveraged and bank finance favorably impacted by tighter credit spreads and demand for higher yielding fixed income products

Credit products performed well on the strength of the collateralized mortgage business

24% increase compared with Q1/03

Derivative results increased, particularly convertibles

Improvement in cash trading versus Q1/03, particularly in US and Asia, although activity levels remain very low

Up 18% vs Q1/03 – primarily attributable to higher equity and high yield new issuance activity, with improved industry volume – up 145% and 96%, respectively

CSFB ranked number one in high yield new issuance

Private equity revenue substantially below Q2/02, which included a USD 114 m gain on Swiss Re investment
Q2	Q3	Q4	Q1	Q2

2002			2003

Slide 23

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CSFB FINANCIAL SERVICES
OVERVIEW

Segment result

Net new assets (USD bn)
CSAM	(4.1)	(7.9)	(5.8)	(3.8)	(1.3)
PCS	1.4	0.1	1.8	1.1	(1.3)

Total	2.7	(7.8)	(4.0)	(2.7)	(2.6)

AuM	363	336	350	342	364
(USD bn)

Pre-tax (1)	17.9	9.6	13.9	15.1	17.4
margin (%)

	Q2	Q3	Q4	Q1	Q2

	2002			2003
Key profit & loss items
		vs			vs
in USD m	Q2/03	Q1/03		6M/03	6M/02

Operating income	299	(2%	)	603	(45%)
pro forma excl. Pershing	299	3%		588	(9%)

Operating expenses	245	5%		479	(43%)
pro forma excl. Pershing	245	5%		479	(5%)

CSAM Q2/03 operating income up vs Q1/03, comparable to Q2/02

PCS operating income flat in Q1/03 and down 27% vs Q2/02 due to lower transaction level and margin balances

CSAM asset outflows much reduced

Pre-tax margin returned to Q2/02 level

(1)	excluding certain acquisition-related costs

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CREDIT SUISSE FIRST BOSTON
OUTLOOK

Second quarter results indicate Credit Suisse First Boston is headed in the right direction and is continuing to gain momentum
Outlook
for 2003
The business environment, however, remains challenging, with many of our markets operating at historically low levels

Slide 25

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PRESENTATION

RESULTS OVERVIEW	Slide	1

CONSOLIDATED RESULTS	Slide	4

CREDIT SUISSE FINANCIAL SERVICES	Slide	11

CREDIT SUISSE FIRST BOSTON	Slide	19

ADDITIONAL INFORMATION

DISCLAIMER	Slide	45

Slide 26

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ADDITIONAL INFORMATION
INDEX

Group

- Accounting for stock-based compensation	(slide 28)

- Calculation of consolidated BIS capital	(slide 29)

- Calculation of Winterthur's adjusted net asset value	(slide 30)

CSPB

- Development of gross margin	(slide 31)

- AuM by product and currency	(slide 32)

Winterthur

- Investment result	(slide 33 to 34)

- Investment portfolio	(slide 35)

- Equity base development	(slide 36)

- Insurance: Split by line of business and combined ratios	(slide 37)

- Life & Pensions: Technical reserves	(slide 38)

- Life & Pensions: The Winterthur model	(slide 39 to 40)

CSFB

- Operating income detail Investment Banking	(slide 41)

- "Legacy" assets	(slide 42 to 43)

- Counterparty exposure by industry	(slide 44)

Slide 27

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ACCOUNTING FOR STOCK-BASED COMPENSATION

	Future stock option awards – Group-wide	Future stock awards

		CSFB	CSFS & Group Corporate Center

Vesting	1/3rd per year over the three years following grant	1/3rd per year over the three years following grant	Immediately upon grant

Blocking	No further blocking	Blocked for four years following grant	Blocked for four years following grant

P&L recognition	Fair value to be expensed over vesting period	Fair value to be expensed over vesting period	Expensed at grant as current compensation cost

P&L impact	Phasing-in over three years of cost not previously recognized	Lower expense in 2003 as deferred portion is recognized over next three years	No change

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CALCULATION OF CONSOLIDATED BIS CAPITAL
ACCORDING TO NEW METHODOLOGY

in CHF m
As of June 30, 2003
33,428
(9,847)
(797)
(2,297)
20,487
14,786
(619)
(3,415)
31,238
Share-holders' equity
Banking goodwill
Minority interests and other adjustments
50% of WGR adj. net asset value
BIS tier 1 capital
Tier 2 and tier 3 capital
Total capital deductions
50% of WGR adj. net asset value & subordinated loan
Total capital

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CALCULATION OF WINTERHUR'S
ADJUSTED NET ASSET VALUE

In this context, Winterthur Group's adjusted net asset value is to be understood as its contribution to consolidated tier 1 capital

in CHF m	30.06.03	31.12.02
Winterthur shareholders' equity	6,338	5,587

- Minority interests	(669)	(599)

- Goodwill	(1,050)	(1,082)

- Own shares	(26)	(44)

Winterthur adjusted net asset value	(4,593)	(3,863)

		Slide 30

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PRIVATE BANKING
DEVELOPMENT OF GROSS MARGIN

Slide 31

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PRIVATE BANKING
AUM BY PRODUCT & CURRENCY

Slide 32

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WINTERTHUR GROUP INVESTMENT RESULT(1)	(1/2)

	2002(1)				2003(1)

	Q1	Q2	Q3	Q4	Q1	Q2

Current income	1,236	1,435	1,203	1,222	1,255	1,394

Realized gains	1,346	1,389	2,353	333	1,327	821

Realized losses	(647)	(2,129)	(1,589)	(373)	(633)	(411)

Impairments	(942)	(857)	(1,413)	(675)	(328)	(52)

Other	(114)	(100)	(135)	(115)	(111)	(141)

Investment income (P&L)	879	(262)	419	392	1,510	1,611

(1) general account only

Note:	Q1 to Q3 2002 reclassified to the current presentation format, including real estate for own use, interest paid from current income and realized gains/losses

Slide 33

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WINTERTHUR GROUP INVESTMENT RESULT	(2/2)

Development of gross unrealized losses in equity portfolio

Potential impact of gross unrealized losses on NOP:

(in CHF m)
(750)	(400)	(250)	(200)	(75)

Given flat markets, unrealized losses are recognized in the P&L after 6 months as an impairment

NOP impact highly country-specific depending on whether the investment risk is borne by the company or the policyholder

Further reduction in unrealized losses on equities

Taking only the NOP-relevant portion into account, unrealized losses decreased to CHF 75 m

(1) general account only

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WINTERTHUR GROUP
INVESTMENT PORTFOLIO – ASSET ALLOCATION

Responsive to equity market developments
-	Increase in equity securities from CHF 6.6 bn (5.0%) to CHF 7.0 bn (5.3%) in Q2/03

-	"Investment view" equity exposure stands at CHF 6.2 bn (4.7%)(1)

Winterthur investment portfolio(2)
Total (in CHF billion)

Short-term investments & others

Real estate (fair value)

Mortgages

Equity securities

Debt securities & loans

(1) investment view excludes CHF 0.8 bn of participations in bond funds and special funds classified as equities under accounting rules
(2) all investments incl. real estate at market value; excluding separate account (i.e. unit-linked) business
(3) reduced by CHF 4.5 bn vs reported figures due to trade accounting on purchased bonds and maturing money market transactions (settlement date)

Slide 35

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WINTERTHUR GROUP
EQUITY BASE DEVELOPMENT IN 2003

Significant increase of CHF 751 million in shareholder's equity in 6M/03

Winterthur shareholders' equity (CHF m)

(1) net of tax and policyholder participation

Slide 36

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WINTERTHUR INSURANCE
SPLIT BY LINE OF BUSINESS & COMBINED RATIOS

Net premiums earned 6M/03:	Combined ratio
CHF 8.1bn

Change vs 6M/02:
+4% (+10.2% organic(1))

(1) in local currencies

Slide 37

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LIFE & PENSIONS
TECHNICAL RESERVES AS OF JUNE 30, 2003

CH BVG
Savings capital in collective foundations and independent pensions funds, thereof in 2004
35% renewable and subject to 2.0% guaranteed interest rate in 2004 (“Winterthur model”)
65% not renewable for 2004 and subject to the BVG rate in 2004(1)
CH other group life
Reserves for business not directly related to the BVG rate

(1) to be decided by the Swiss Federal Council in the second half of 2003, potential reduction to 2.0% indicated in second quarter 2003

Slide 38

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THE WINTERTHUR MODEL KEY ELEMENTS	(1/2)

Separation of the insurance and pensions relationship as of January 1, 2004

Slide 39

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THE WINTERTHUR MODEL DETAILS 2004	(2/2)

Offer for 2004
Interest:
•	Mandatory benefits	BVG/LPP guaranteed rate + bonus	Goal: interest rate guaranteed by Winterthur
		(2% insured with WL)	Life together with any bonuses should reach at
least the BVG/LPP minimum interest rate –
•	Extra-mandatory benefits	2% + bonus	temporary cover shortfall possible

Conversion rate:

•	Mandatory benefits	BVG/LPP guaranteed rate + bonus

•	Extra-mandatory benefits	Men: 5.835%	Extra-mandatory benefits: adjustment to current
		Women: 5.454%	life expectancy figures

Interest:

•	Mandatory benefits	2% + bonus	Guaranteed interest rate is based on returns
from risk-free investments
•	Extra-mandatory benefits	2% + bonus

Conversion rate:

•	Mandatory benefits	BVG/LPP guaranteed rate

•	Extra-mandatory benefits	Men: 5.835%	Extra-mandatory benefits: adjustment to
		Women: 5.454%	current life expectancy figures 1)
1) Compensation by means of single premium possible

Slide 40

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CREDIT SUISSE FIRST BOSTON
OPERATING INCOME DETAIL 2002 AND 2003

Investment Banking Division(1)
	2002				2003

in USD m	Q1	Q2	Q3	Q4	Q1	Q2

Private equity	133	186	141	397	77	111

Debt capital markets	100	94	28	64	85	95

Equity capital markets	117	153	74	92	29	119

Advisory	344	444	280	357	296	283

Other	47	30	33	26	58	36

Total	741	907	556	936	545	644

(1)	previous quarters have been restated to reflect the movement of the results of certain non-continuing private equity assets from the Investment Banking Division to the "Other Division"

Note: IBD results reflect the impact of various divisional sharing arrangements of operating income amongst the divisions

Slide 41

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CREDIT SUISSE FIRST BOSTON

"LEGACY" ASSETS					(1/2)

in USD m	"Legacy" Assets Net Exposure

		8,964	Real estate

12/1999	11,925	1,975	Distressed

		986	Private equity (1,228 unfunded commitment)

		4,805	Real estate

	8,026	1,498	Distressed

12/2000		1,724	Private equity (984 unfunded commitment)

		2,925	Real estate

	5,357	1,107	Distressed

12/2001		1,325	Private equity (857 unfunded commitment)

		1,535	Real estate

	3,031	512	Distressed

12/2002		984	Private equity (785 unfunded commitment)

		1,185	Real estate
				Note:
03/2003	2,727	508	Distressed	–	Unfunded commitments
					excluded for private equity
		1,034	Private equity (911 unfunded commitment)
				–	Unfunded commitments
		1,052	Real estate		included for real estate

06/2003	2,498	539	Distressed	–	Private equity unfunded
					commitments include
		907	Private equity (863 unfunded commitment)		employee commitments

Slide 42

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CREDIT SUISSE FIRST BOSTON

"LEGACY" ASSETS	(2/2)
Charges related to "legacy" assets in CSFB's income statement
in USD m	Real estate	Distressed portfolio	Private equity	Total

6M/03

Operating income	6	(29)	(28)	(51)

Provisions	–	–	–	–

Taxes	(2)	8	8	14

Net operating profit/(loss)	4	(21)	(20)	(37)

6M/02

Operating income	(43)	(167)	(83)	(293)

Provisions	(113)	–	–	(113)

Taxes	44	47	23	114

Net operating profit/(loss)	(112)	(120)	(60)	(292)

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CREDIT SUISSE FIRST BOSTON
C OUNTERPARTY EXPOSURE BY INDUSTRY

Selected CSFB exposures (as of June 30, 2003)

in USD m	Current exposure	Undrawn commitments	Reserves	Net exposure

Telecommunications	1,518	1,549	(293)	2,774
Telecommunications
manufacturers	34	200	(14)	220
Merchant energy	1,074	113	(224)	963

Airlines	695	53	(172)	576

Note:

Current exposure equals committed amount (includes only drawn commitments) for lending plus mark-to-market for counterparty trading less credit protection.

Slide 44

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DISCLAIMER

Cautionary Statement regarding forward-looking information
This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 filed with the US Securities and Exchange Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

Quarterly Report 2003/Q2 — Non-GAAP Financial Information
For additional information with respect to our results for the second quarter, we refer you to our "Quarterly Report 2003/Q2", posted on our website at www.credit-suisse.com. This presentation may contain non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under Swiss generally accepted accounting principles (as well other related information), is also included in our Quarterly Report 2003/Q2.

Slide 45

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Compensation Philosophy and Option Reduction Program

Zurich August 5, 2003

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COMPENSATION PHILOSOPHY
OVERVIEW

Successful change in compensation culture over past two years

Compensation plans are designed to:

Align employee and shareholder interests

Attract and retain key people

Reward employees for performance and offer future-oriented incentives

Ensure that compensation structure is in line with industry benchmarks

Stock option awards will continue to be part of compensation plans, but at a lower level

The Group will implement the following changes:

Reduce future annual issuance of option awards in favor of stock

Introduce three-year vesting on future option awards and, at CSFB only, on stock awards

Expense the fair value of future option awards over the respective vesting period

Launch an option reduction program

Slide 1

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COMPENSATION PHILOSOPHY
OPTION REDUCTION PROGRAM

Purpose of option reduction program:

Reduce the number of options outstanding

Exchange previously awarded option grants for equity-based awards that provide a more effective means of rewarding and retaining our best people

Offer to exchange existing options on a value-for-value basis under applicable accounting rules

Open to all current employees to exchange old options(1) with an exercise price equal to or greater than CHF 60 for either new options, restricted or phantom shares or a 50/50 combination thereof greater than CHF 30 and below CHF 60 for either restricted or phantom shares

New options to be granted with an exercise price of 10% above market price on the valuation date (which is currently September 5, 2003)

Provisional timing: commencement of tender offer on August 6, 2003, and closing on September 9, 2003

No significant P&L impact expected in 2003 from the option reduction program

(1)	meaning eligible vested options originally granted on or after December 31, 1999

Slide 2

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ACCOUNTING FOR
EQUITY-BASED COMPENSATION

Fair value of future stock option awards to be expensed over the respective 3-year vesting period as of the financial year 2003, with vesting starting in 2004

Credit Suisse First Boston to adopt three-year vesting approach for stock awards in future compensation cycles, in line with industry practice

Future stock awards will result in deferred recognition of the related compensation costs over the vesting period

Implementation of this deferral is expected to result in a decrease of around 3% points in the compensation-to-revenue ratio at CSFB for the second half of 2003

Credit Suisse Financial Services and Group Corporate Center to continue to vest stock awards at grant, with four-year blocking period

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DISCLAIMER

Credit Suisse Group ("CSG") has not commenced the exchange offer to which this communication pertains. Holders of CSG options are strongly advised to read the Schedule TO, the Offer to Exchange and other documents related to the exchange offer to be filed with the Securities and Exchange Commission when they become available because they will contain important information. Holders of CSG options may obtain copies of these documents for free, when available, at the Securities and Exchange Commission website at www.sec.gov or from CSG's Human Resources department.

Cautionary Statement Regarding Forward-looking Information

This communication contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. CSG disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required by applicable laws.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date August 5, 2003	By: /s/ David Frick
(Signature)*
Member of the Executive Board

/s/ Karin Rhomberg Hug
* Print the name and title of the signing officer under his signature.	Managing Director